SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Kookmin Bank’s 2004 Audit Report and Consolidated Operating Results for the Fiscal year 2004

On March 9, 2005, Kookmin Bank released audit report for the fiscal year of 2004, which includes comparative non-consolidated financial statements for the years ended December 31, 2004 and 2003 and related notes to the statements.

On March 9, 2005, Kookmin Bank also disclosed summary of consolidated operating results prepared in accordance with Korean GAAP for the fiscal year 2004.

Kookmin Bank will disclose Kookmin Bank and Its Subsidiaries Consolidated Audit Report with full financial statements and relevant notes in English as of and for the years ended 2004 and 2003 latest by the end of March 2005.

Exhibit 99.1_ Kookmin Bank’s 2004 Audit Report

Exhibit 99.2_Consoliated Operating Results for the Fiscal year 2004

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 9, 2005	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Senior Executive Vice President & Chief Financial Officer

3

Exhibit 99.1

Kookmin Bank

Non-Consolidated Financial Statements

December 31, 2004 and 2003

Kookmin Bank

Index

December 31, 2004 and 2003

Page(s)
Report of Independent Auditors	1–3

Non-Consolidated Financial Statements

Balance Sheets	4

Statements of Operations	5

Statements of Appropriations of Retained Earnings (Dispositions of Accumulated Deficit)	6

Statements of Cash Flows	7–8

Notes to Financial Statements	9–63

Samil PricewaterhouseCoopers Kukje Center Building 191 Hankangro 2ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of

Kookmin Bank

We have audited the accompanying non-consolidated balance sheets of Kookmin Bank (“the Bank”) as of December 31, 2004 and 2003, and the related non-consolidated statements of operations, appropriations of retained earnings (dispositions of accumulated deficit) and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kookmin Bank as of December 31, 2004 and 2003, and the results of its operations, the changes in its retained earnings (accumulated deficit), and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 38 to the non-consolidated financial statements, the Bank restated its non-consolidated financial statements as of and for the year ended December 31, 2003 to correct, as instructed by the Securities and Futures Commission, the overstatement of unrealized loss on investment in associates amounting to (Won)27,159 million, the understatement of provision for other allowances amounting to (Won)213,157 million and the overstatement of income tax expenses amounting to (Won)63,308 million. Accordingly, the financial statements as of and for the year ended December 31, 2003 included in the audit report dated March 3, 2004, are no longer effective, as they do not reflect the above restatements.

Samil PricewaterhouseCoopers is the Korean member firm of the PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers international Limited, each of which is a separate and independent legal entity.

As discussed in Note 33 to the non-consolidated financial statements, on May 30, 2003, the Bank obtained approval from the Board of Directors to enter into a merger agreement with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary. According to the resolution of the Board of Directors, the Bank merged with the Subsidiary on September 30, 2003. The merger was effected through an exchange of shares with the minority shareholders of the Subsidiary as of July 24, 2003 receiving 0.442983 share of the Bank’s common stock for each share of the Subsidiary.

As discussed in Note 20 to the non-consolidated financial statements, in accordance with the resolution made by the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares of treasury stock depending on certain market conditions.

As discussed in Note 4 and Note 38 to the non-consolidated financial statements, on April 29, 2004, as a means to venture into the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) to acquire a 100% ownership of KB Life Insurance Co., Ltd., which was founded to acquire the assets and the liabilities of Hanil Life Insurance Co., Ltd. On January 25, 2005, the Bank sold 49% of its ownership of KB Life Insurance Co., Ltd. to ING Insurance International B.V. at (Won)14,821 million.

As discussed in Note 2 to the non-consolidated financial statements, the Bank changed its accounting on its sale of loans. Previously, the sale proceed of written-off loans was recorded as an adjustment to related allowances and the gain or loss on sale of loans was recognized for non written-off loans for the difference of the book value at the date of sale and the proceeds of the sale. Currently, the sale proceed of written-off loans is not recorded as an adjustment to related allowances but is recorded as the gain or loss on sale of loans and the all gain or loss on sale of loans is calculated by comparing the sale proceeds against its book value on the year end immediately preceding the date of sale. Due to this change, loss on sale of loans increased by (Won)1,183,119 million and gain on sale of loans and allowance for loan losses decreased by (Won)142,531 million and (Won)1,325,650 million, respectively, for the year ended December 31, 2004. The financial statements as of and for the year ended December 31, 2003, presented herein for comparative purposes, were restated to reflect the above changes resulting in an increase in loss on sale of loans by (Won)2,586,725 million, a decrease in gain on sale of loans by (Won)55,216 million and a decrease in allowance for loans losses by (Won)2,641,941 million. Such restatement has no effect on the net assets and the net income (loss) as of and for the year ended December 31, 2003.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

February 4, 2005

This report is effective as of February 4, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank

Non-Consolidated Balance Sheets

December 31, 2004 and 2003

(in millions of Won)	2004		2003
Assets
Cash and due from banks (Note 3)	(Won)	5,177,758	(Won)	6,526,345
Securities, net (Note 4)		27,598,737		26,908,462
Loans, net (Notes 5 and 6)		136,034,323		141,138,972
Fixed assets, net (Note 7)		2,633,218		3,019,556
Other assets (Note 8)		8,283,148		6,508,855

Total assets	(Won)	179,727,184	(Won)	184,102,190

Liabilities and Shareholders’ Equity
Deposits (Note 9)		127,010,534		132,180,272
Borrowings (Note 10)		9,634,296		10,902,800
Debentures (Note 11)		21,867,820		19,192,581
Other liabilities (Note 13)		12,109,893		13,589,031

Total liabilities	(Won)	170,622,543	(Won)	175,864,684

Commitments and contingencies (Notes 14 and 16)

Common stock (5,000 Won par value per share, authorized 1 billion shares and 336,379,116 shares outstanding in 2004) (Notes 1 and 17)		1,681,896		1,681,896
Capital surplus (Note 18)		6,230,738		6,230,738
Retained earnings (Note 19)		2,041,691		1,485,111
Capital adjustments (Note 20)		(849,684)		(1,160,239)

Total shareholders’ equity		9,104,641		8,237,506

Total liabilities and shareholders’ equity	(Won)	179,727,184	(Won)	184,102,190

The accompanying notes are an integral part of these non-consolidated financial statements.

Kookmin Bank

Non-Consolidated Statements of Operations

Years ended December 31, 2004 and 2003

(in millions of Won except per share amounts)	2004		2003
Interest income
Interest on due from banks	(Won)	9,995	(Won)	10,433
Interest on trading securities		151,349		116,142
Interest on available-for-sale securities		534,410		754,605
Interest on held-to-maturity securities		360,188		626,552
Interest on loans		10,279,924		10,018,895
Other interest income		104,967		98,923

		11,440,833		11,625,550

Interest expenses
Interest on deposits		3,909,204		4,280,290
Interest on borrowings		326,586		410,746
Interest on debentures		1,116,110		1,143,228
Other interest expenses		59,202		68,570

		5,411,102		5,902,834

Net interest income		6,029,731		5,722,716
Provision for loan losses (Note 6)		3,068,248		1,431,181

Net interest income after provision for loan losses		2,961,483		4,291,535

Non-interest income
Fees & commission income		2,186,741		1,636,171
Dividends on trading securities		3,289		1,633
Dividends on available-for-sale securities		13,452		5,580
Gain on foreign currency transactions		257,039		287,501
Gain on derivatives transactions		4,057,392		1,131,711
Others (Note 22)		2,921,114		882,459

		9,439,027		3,945,055

Non-interest expenses
Fees and commission expenses		452,174		270,405
General and administrative expenses (Note 23)		2,758,514		2,704,148
Loss on foreign currency transactions		305,448		200,109
Loss on derivatives transactions		3,990,483		1,053,990
Others (Note 22)		2,804,723		1,522,037

		10,311,342		5,750,689

Operating income		2,089,168		2,485,901
Non-operating expenses, net (Note 24)		(1,190,570)		(3,872,661)

Net (loss) income before income tax expense		898,598		(1,386,760)

Income tax (benefit) expense (Note 25)		343,348		(456,404)

Net (loss) income	(Won)	555,250	(Won)	(930,356)

Basic (loss) earnings per share (In Korean Won) (Note 26)	(Won)	1,812	(Won)	(2,854)

Diluted (loss) earnings per share (In Korean Won) (Note 26)	(Won)	1,811	(Won)	(2,854)

The accompanying notes are an integral part of these non-consolidated financial statements.

Kookmin Bank

Non-Consolidated Statements of Appropriations of Retained Earnings

(Dispositions of Accumulated Deficit)

Years ended December 31, 2004 and 2003

(Date of Appropriation : March 18, 2005 for the year ended December 31, 2004

Date of Disposition : March 23, 2004 for the year ended December 31, 2003)

(in millions of Won)	2004		2003
Retained earnings (accumulated deficit) before appropriations (dispositions)
Unappropriated retained earnings carried over from prior year	(Won)	(176,963)	(Won)	410
Adjustment on investment in associates (Note 19)		1,614		(1,917)
Net income (loss)		555,250		(930,356)

		379,901		(931,863)

Transfers from voluntary reserve (Note 19)
Discretionary appropriated retained earnings		220,100		754,900
Appropriated retained earnings for business stabilization		40,760		—

		260,860		754,900

Appropriations (Note 19)
Legal appropriated retained earnings		55,600		—
Appropriated retained earnings for financial structure improvement		55,600		—
Reserve for losses on sale of treasury stock		359,525		—
Other reserves		1,438		—
Cash dividends (11.0% for common stock in 2004)		168,574		—

		640,737		—

Unappropriated retained earnings carried over to the subsequent year	(Won)	24	(Won)	(176,963)

The accompanying notes are an integral part of these non-consolidated financial statements.

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(in millions of Won)	2004		2003
Cash flows from operating activities
Net (loss) income	(Won)	555,250	(Won)	(930,356)

Adjustments to reconcile net (loss) income to net cash provided by operating activities
Realized gain on trading securities, net		(78,417)		(71,899)
Unrealized gain on trading securities, net		(26,745)		(70,976)
Gain (loss) on foreign currency transactions, net		48,409		(87,392)
Provision for loan losses		3,068,248		1,431,181
Reversal of losses from guarantees and acceptances		—		(1,209)
Gain on derivatives transactions, net		(66,909)		(77,721)
Gain (loss) on valuation of derivatives, net		(145,561)		18,788
Gain on fair value hedged items, net		(2,175)		(10,715)
Retirement benefits		124,608		109,766
Stock compensation expense		5,101		12,130
Depreciation and amortization		415,289		466,856
Gain (loss) on disposal of fixed assets, net		(12,810)		33,058
Impairment loss on fixed assets, net		19,384		22,228
Realized gain on available-for-sale securities, net		(53,473)		(493,993)
Impairment loss on available-for-sale securities, net		82,272		114,787
Realized gain on held-to-maturity securities, net		(1,514)		(2,771)
Unrealized gain (loss) on investment in associates, net		5,014		(240,711)
Gain on disposal of investment in associates		(1,146)		—
Loss on sale of loans, net		1,159,561		2,673,281
Provision for guarantee allowance		206		—
Provision for other allowance		235,911		213,157
Reversal of loan losses due to merger		—		1,652,264
Gain on operation of beneficiary certificates, net		(384,747)		—
Others, net		(11,886)		22,755
Changes in assets and liabilities resulting from operations
Accrued income		60,340		118,796
Prepaid expenses		96,625		(255,957)
Deferred tax assets		186,286		(462,618)
Other assets		(2,810)		(166)
Accrued expenses		(138,302)		(593,967)
Unearned income		(33,509)		(28,019)
Withholding taxes		(116,164)		36,095
Other liabilities		(135,243)		587,179
Payment of retirement benefits		(39,107)		(18,637)
Retirement pension funds		(29,975)		(66,349)
Account for agency business		(131,093)		(35,111)

Net cash provided by operating activities		4,650,918		4,063,754

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(in millions of Won)	2004		2003
Cash flows from investing activities
Decrease (increase) in due from banks	(Won)	947,422	(Won)	(1,247,467)
Decrease in trading securities		1,337,347		1,336,940
Increase in available-for-sale securities		(841,048)		(1,179,456)
Increase (decrease) in held-to-maturity securities		(248,579)		5,119,423
Acquisition of investment in associates		5,894		(71,295)
Dividend from investment in associates		—		11,392
Decrease (increase) in loans granted, net		337,617		(12,613,037)
Proceeds from disposal of fixed assets		184,885		101,599
Acquisition of fixed assets		(216,150)		(316,890)
Acquisition of intangible assets		(1,801)		(705)
Proceeds from disposal of foreclosed assets		545		162
Acquisition of foreclosed assets		(128)		(166)
Decrease (increase) in guarantee deposits		45,748		(8,865)
Increase (decrease) in other accounts receivable		(636,240)		166,101
Increase in payments in advance		(4,731)		(28,328)
Decrease in derivative assets, net		107,270		145,924
Collection of domestic exchange receivables		91,980		474,995
Collection of loans to trust accounts		—		37,882
Increase in provision for other allowances		28,627		—

Net cash provided by (used in) investing activities		1,138,658		(8,071,791)

Cash flows from financing activities
Decrease (increase) in deposits, net		(5,169,738)		9,076,415
Decrease in borrowings, net		(1,268,504)		(2,248,706)
Increase (decrease) in debentures, net		2,675,238		(3,278,588)
Decrease (increase) in borrowings from trust accounts		(3,184,632)		3,248,649
Decrease in dividend payable		—		(325,188)
Increase (decrease) in other accounts payable		848,452		(273,080)
Increase in advances received from customers		81,956		19,325
Decrease in guarantee deposits received		(8,714)		(623)
Decrease in domestic exchange payables		(142,425)		(173,865)
Decrease in liabilities incurred by agency relationships		(34,672)		(171,172)
Acquisition of treasury stock		—		(1,227,876)
Sale of treasury stock		—		826
Stock options exercised		3,238		(35)
Increase in stock issuance cost		—		(212)

Net cash (used in) provided by financing activities		(6,199,801)		4,645,870

Net (decrease) increase in cash and cash equivalents		(410,225)		637,833
Increase due to merger		—		33,343
Cash and cash equivalents, Beginning of year		3,771,757		3,100,581

End of year (Note 34)	(Won)	3,361,532	(Won)	3,771,757

The accompanying notes are an integral part of these non-consolidated financial statements.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

1. The Bank

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) as of October 31, 2001 (Note 32) and merged with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary, on September 30, 2003 (Note 33).

The Bank has its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. As of December 31, 2004, the Bank’s paid-in capital amounts to (Won)1,681,896 million and its 47,503,730 shares are listed on the New York Stock Exchange as American Depositary Shares (“ADSs”).

The Bank engages in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,124 domestic branches and offices (excluding automated teller machines of 204) and three overseas branches as of December 31, 2004.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Bank has adopted Statements of Korean Financial Accounting Standards (“SKFAS”) Nos. 1~10, 12 and 13 (SKFAS Nos.10, 12 and 13 have been effective as of January 1, 2004) in the preparation of its financial statements. Except for the adoption of these SKFAS, the same accounting policies are applied for the financial statements as of and for the year ended December 31, 2004 and as of and for the year ended December 31, 2003.

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. As of December 31, 2004, the Bank has non-accrual loans and securities of (Won)8,067,271 million and (Won)532,904 million, respectively, with related foregone interest of (Won)469,089 million and (Won)82,594 million, respectively.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, and which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity, and which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments neither classified as trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Securities are recognized initially at their fair value plus transaction costs that are directly attributable to the acquisition. The Bank uses the moving average method and specific identification method for determining the carrying value of equity securities and debt securities, respectively.

Trading and available-for-sale debt securities are carried at fair value using the average of quoted prices provided by bond pricing service institutions. Held-to-maturity debt securities are carried at amortized cost.

Marketable equity securities are carried at market prices and beneficiary certificates are carried at quoted prices provided by the beneficiary certificate dealers. However, non-marketable equity securities are carried at fair value only if the fair value is reasonably measurable. Otherwise, they are carried at cost.

Unrealized gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as capital adjustments. Premiums and discounts on debt securities are amortized over the maturity period of the debt securities using the effective interest method. Impairment losses are recognized in the current operations when there is evidence of impairment and recoverable amounts of available-for-sale securities or held-to-maturity securities are less than either the acquisition cost of equity securities or the amortized cost of debt securities. Unrealized gains or losses on available-for-sale or held-to-maturity securities that had not been recognized through income are realized when the related securities are disposed of.

The assets of the wholly owned beneficiary certificates are classified based on the Bank’s intention on the balance sheet. The fund assets of these wholly owned beneficiary certificates are comprised of deposits, call loans and securities, and the fund income is comprised of interest income, realized gains and losses, and valuation gains and losses. The Bank recorded all gains and losses from these wholly owned beneficiary certificates as income from beneficiary certificates.

Investments in Associates

Investments in associates, over which the Bank exercises significant control or influence, are accounted for using the equity method. Under the equity method, the Bank records changes in its proportionate ownership of the associate in the current operations either as capital adjustments, adjustments to retained earnings or charges to net income(loss), depending on the nature of the underlying change in the book value of the investment in associate.

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses of the associates equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Bank’s initial proportionate ownership of the net book value of the associate are amortized or accreted using an appropriate method and the resulting amortization is charged to current operations.

Gains and losses recorded by the Bank from inter-company transactions with associates are fully eliminated. Gains and losses recorded by the associates from these transactions are proportionately eliminated, based on the Bank’s percentage of ownership.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Allowances for Loan Losses

The Bank provides allowance for loan losses based on the minimum reserve level provided by Financial Supervisory Service Guidelines if the amounts are larger than allowances for loan losses based on historical loss rate of the Bank’s lending portfolios.

As of December 31, 2004, the Bank provided allowance for loan losses based on the minimum reserve level provided by Financial Supervisory Service Guidelines.

- Allowance for loan losses based on the minimum reserve level provided by Financial Supervisory Service Guidelines

The Bank determines the credit risk classification of corporate loans using a certain scale based on the Banks internal credit rating system, the Forward Looking Criteria (FLC), and other factors such as days in arrears, insolvency and result of financial transactions. Allowances are determined by applying the rates of each credit risk classification . The FLC credit rating criteria are divided into 12 categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D) and credit risk classification are as follows:

Credit Risk Classification	Credit Ratings
Normal	AAA ~ B
Precautionary	B- ~ CCC
Sub-standard	CC
Doubtful	C
Estimated loss	D

However, the Bank classifies corporate loans, consumer loans, and credit card loans by considering the recoverable amounts of loans including delinquencies, bankruptcies. The rates used for determining the allowances for losses from corporate loans, consumer loans and credit card loans are as follows:

	Allowance Rates
Credit Risk Classification	Consumer	Credit Card	Corporate
Normal	0.75%	1.00%	0.50%
Precautionary	8.00%	12.00%	2.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	55.00%	60.00%	50.00%
Estimated loss	100.00%	100.00%	100.00%

Also, the Bank provides additional allowance for relatively high-risk borrowers and their assets based on estimated recovery amount, liquidation amount, within the maximum allowance rate for each classification.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

-Allowance for loan losses based historical loss rate

The rates used for determining the allowances for losses based on historical loss rate by Bank’s lending portfolios is determined as follows:

Lending Portfolios	Methodology	Period of Historical Loss Rate	Period of Recovery Ratio
Impaired corporate loans	Discounted Cash Flows	N/A	N/A
Non-impaired corporate loans	Migration Analysis	1-year	5-year
Consumer loans	Migration Analysis	2-year	5-year
Credit card loans	Roll-rate Analysis	1-year	5-year

Based on Bank’s lending portfolios’ nature, loan period, referrer period and other economic factors, the Bank determined the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

Guarantees and Acceptances

The Bank applies the credit risk classification used for loans to outstanding guarantees and acceptances, and provides allowances for losses of 20%, 50 % and 100 % of the outstanding guarantees and acceptances classified as sub-standard, doubtful, and estimated loss, respectively.

Troubled Debt Structuring

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation, or debt restructuring agreements of parties concerned, are recorded at their fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets the book value against allowances for loans first and then recognizes provisions for loans. Impairment losses for loans, that were restructured in a troubled debt restructuring involving a modification of terms, are computed by getting the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated, and the book value before allowances for loans. If the amount of allowances already established is less than the impairment losses under the workout plans, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

After the above adjustments to loans from troubled debt structuring, the Bank separately establishes additional allowances for its loans on related present value, based on the credit status of the borrower.

Before the adoption of SKFAS No. 13, Troubled Debt Structuring, the difference between the nominal value and the present value of loan under troubled debt structuring agreements was recorded as present value discounts and was presented separately as a deduction from the loan nominal value. However, in accordance with the Bank’s adoption of SKFAS No. 13, unamortized present value discounts as of the beginning of the current period are classified as allowances for loan losses.

Fixed Assets and Related Depreciation

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with the Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and the accumulated depreciation is presented as a contra account of tangible assets in the financial statements. In addition, impairment loss is recognized based on the difference between the recoverable amount and the book value. The accumulated impairment loss is presented as a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible Assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Expenditures that enhance the value or extend the useful life of the related assets are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses when incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded when the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives and are presented in the financial statements net of accumulated amortization:

Intangible assets	Amortization Method	Estimated Useful Life
Goodwill	Straight-line	9 years
Development costs	Straight-line	5 years
Trademarks	Straight-line	1-10 years
Others	Straight-line	5-30 years

The Bank estimates the useful life of endowment assets, that are beneficial upon usage and are classified under other intangible assets, to be 30 years based on the term of the contract. The Bank records goodwill as a result of the merger with H&CB as the cost of the merger exceeded the fair value of the net assets acquired.

Development costs directly related to new technology or new products, including costs related to software development, are capitalized as intangible assets to the extent that the estimated future benefits are probable.

The Bank adjusts the book value of a fixed asset to its recoverable amount and recognizes the difference as an impairment loss when the recoverable amount is significantly below the book value due to obsolescence or decline in market value. The subsequent increase in recoverable amount in excess of the impaired book value is recognized, to the extent of the original book value before impairment, as a reversal of fixed asset impairment losses.

Stock Issuance Costs and Debenture Issuance Costs

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity period of the debentures using the effective interest method.

Accrued Retirement Benefits

Employees and directors with at least one year of service and temporary employees with at least a one-year contract, as of December 31, 2004, are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination.

Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, as contra accounts of accrued retirement benefits.

Deferred Income Taxes

The Bank recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. By directly adjusting of retained earnings, the Bank records the tax effects of temporary differences arising from the cumulative effects of accounting changes or that arising from adjusting losses and profits on prior period to prior year’ s unappropriated retained earnings. Deferred tax assets are recognized when it is more likely that such deferred tax assets will be realized.

Bonds under Repurchase/Resale Agreements

Securities bought under resale agreements are recorded under loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded under borrowings as bonds sold under repurchase agreements. Interest from bonds purchased under resale agreements and bonds sold under repurchase agreements are recognized as interest income on loans and interest expense on borrowings, respectively.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Derivative Instruments

Derivative instruments for trading or hedging purpose are recorded at fair value and the resulting unrealized gains and losses are recognized in the current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in the current operations.

Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recognized in the current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Stock Options

Compensation costs for stock options granted to employees and executives are recognized using the fair value method. Under the fair value method, compensation costs for stock option plans are determined using an option-pricing model and are recognized over the vesting period.

National Housing Fund

The Bank, as designated by the Korean Government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays NHF the interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Transactions with the Trust Accounts

Under the Trust Business Act, the Bank recognize trust accounts (“the Trust Accounts”) as a separate one. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank’s banking accounts receive trust fees from the trust accounts for its management of trust assets and operations.

The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. No compensation was recorded for the years ended December 31, 2004 and 2003.

Foreign Currency Translation

All assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates in effect at the balance sheet date (2004: (Won)1,043.8:US$1, 2003: (Won)1,197.8:US$1), and resulting translation gains and losses are recognized in the current period.

Accounting records of the overseas branches are maintained in the foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of the balance sheet dates.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Statement of Cash Flows

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are large

Restatement of Prior Period Financial Statements

During the year ended December 31, 2004, the Bank changed its accounting on its sale of loans. Previously, the gain or loss on sale of written-off loans is computed by adjusting the loan’s related allowance. The gain or loss on sale of loans other than written-off loans is computed by comparing the book value at the date of sale against the proceeds of the sale. Currently, the gain or loss on sale of both kinds of loans is now computed by comparing the sale proceeds against its book value on the year end immediately preceding the date of sale. Due to this change, loss on sale of loans increased by (Won)1,183,119 million and gain on sale of loans and allowance for loan losses decreased by (Won)142,531 million and (Won)1,325,650 million, respectively, for the year ended December 31, 2004. The income statement for the year December 31, 2003, presented herein for comparative purposes, were restated to reflect the changes in calculation of gain or loss on sales of loans loss resulting in an increase in loss on sale of loans (Won)2,586,725 million and decrease in gain on sale of loans and allowance for loans losses by (Won)55,216 million and (Won)2,641,941 million, respectively. Such restatement has no effect on the current period’s net income (loss) and net assets.

The Bank reclassified the subordinated retained interests received from securitization transactions from available-for-sale securities to loans. Such reclassification has no effect on prior year’s net loss and net assets. The prior year financial statements presented herein for comparative purposes were also reclassified to conform to the current year financial statement presentation.

As explained in Note 38, the Bank restated its financial statements as of and for the year ended December 31, 2003 to comply with Securities and Futures Commission’s instructions.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

3. Cash and Due from Banks

Cash and due from banks as of December 31, 2004 and 2003 consist of:

(in millions of Korean won)		2004		2003
Cash on hand
Cash in won		(Won)	2,380,578	(Won)	2,945,921
Cash in foreign currencies			124,735		228,153

			2,505,313		3,174,074

Due from banks in Won
Bank of Korea	Reserve deposits in the Bank of Korea		1,685,105		2,612,248

Other banks	Time deposits		—		810
	Passbook deposits		13,277		8,185
	Certificate of deposit		262,905		—

			276,182		8,995

Other financial institutions	Deposits at Hansol Mutual Savings & Finance Co., Ltd		90,000		140,000
	Time deposits at Ministry of Information and Communication		14,700		—

Others	Futures margin accounts		3		1,560
	Market participation margin		463		454
	Due from Banking accounts		1,806		—
	KOSPI futures margin accounts		490		200

			2,762		2,214

			2,068,749		2,763,457
	Present value discounts [1]		(3,751)		(12,810)

			2,064,998		2,750,647

Due from banks in foreign currencies
Bank of Korea	Demand deposits		43,631		12,415

Other banks	Demand deposits		54,048		71,879
	Time deposits		15,181		—

Others	Other deposits		5,045		3,354

Off-shore	Demand deposits		489,542		513,976

			607,447		601,624

		(Won)	5,177,758	(Won)	6,526,345

1	Present value discounts are related to the (Won)90,000 million of time deposits (1% interest, scheduled in installments by the end of 2005) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.) during 1999.

The maturities of the due from banks as of December 31, 2004 are as follows:

(in millions of Korean won)	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	1,732,359	(Won)	484,754	(Won)	2,217,113
Due after 3 months through 6 months		280,261		122,693		402,954
Due after 6 months through 1 year		52,100		—		52,100
Due after 1 year through 2 years		—		—		—
Due after 2 years through 3 years		4,029		—		4,029

	(Won)	2,068,749	(Won)	607,447	(Won)	2,676,196

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Included in cash and due from banks as of December 31, 2004 and 2003 are the following restricted deposits:

(in millions of Korean won)	Place of Deposit	2004		2003		Restrictions
Reserve deposits	Bank of Korea	(Won)	1,685,105	(Won)	2,612,248	General Banking Act
Time deposits	Hansol Mutual Savings & Finance Co., Ltd.		90,000		140,000	Withdrawal at maturity
Due from banks in foreign currency	Bank of Korea		43,631		12,415	General Banking Act
Other deposits	JP MORGAN, etc.		1,241		2,735	Futures guarantee deposits

		(Won)	1,819,977	(Won)	2,767,398

4. Securities

Securities as of December 31, 2004 and 2003 consist of:

(in millions of Won)	2004		2003
Trading	(Won)	3,635,510	(Won)	4,482,948
Available-for-sale		17,189,060		15,894,974
Held-to-maturity		6,229,435		5,979,341
Investment in associates		544,732		551,199

	(Won)	27,598,737	(Won)	26,908,462

Trading, available-for-sale, and held-to-maturity securities as of December 31, 2004 consist of:

(in millions of Won)	Unrealized				Book Value
	Gain		Loss		2004		2003
Trading
Equity securities	(Won)	9,304	(Won)	950	(Won)	184,544	(Won)	113,171
Beneficiary certificates		2		1		10,884		1,686,754
Government and municipal bonds		4,790		27		756,658		1,076,427
Corporate bonds		14,081		569		2,539,819		1,365,060
Asset-backed securities		103		—		44,963		241,536
Other debt securities		12		—		98,642		—

	(Won)	28,292	(Won)	1,547	(Won)	3,635,510	(Won)	4,482,948

(in millions of Won)	Impairment				Capital Adjustments				Book Value
	Reversal of		Loss		Gain		Loss		2004		20031*
Available-for-Sale
Equity securities	(Won)	—	(Won)	14,912	(Won)	280,412	(Won)	2,429	(Won)	805,799	(Won)	439,791
Investment in funds		—		3		3,203		—		3,711		30,872
Beneficiary certificates		—		—		160		14		157,277		4,375,817
Government and municipal bonds		—		—		18,995		—		2,222,531		2,322,889
Foreign government bonds		—		—		1,318		104		32,639		28,153
Corporate bonds		—		2,317		68,906		3,744		12,918,924		8,228,640
Asset-backed securities		—		65,040		72,054		—		852,659		468,669
Other debt securities		—		—		33		—		195,520		143

	(Won)	—	(Won)	82,272	(Won)	445,081	(Won)	6,291	(Won)	17,189,060	(Won)	15,894,974

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

(in millions of Won)	Impairment				Unrealized				Book Value
	Reversal of		Loss		Gain		Loss		2004		2003
Held-to-Maturity
Government and municipal bonds	(Won)	—	(Won)	—	(Won)	133,510	(Won)	18	(Won)	3,080,549	(Won)	2,489,998
Corporate bonds		—		—		78,371		39		2,949,730		3,163,020
Asset-backed securities		—		—		9,936		—		180,000		326,323
Other debt securities		—		—		—		—		19,156		—

	(Won)	—	(Won)	—	(Won)	221,817	(Won)	57	(Won)	6,229,435	(Won)	5,979,341

1	Subordinated retained interest received from securitization transaction amounting to (Won)1,193,383 million as of December 31, 2003 has been reclassified from beneficiary certificates in securities to credit card receivables in loans (Note 2).

Available-for-sale securities include structured securities related to stocks, such as convertible bonds, exchangeable bonds, bonds with stock warrants, and bonds linked with stock index amounting to (Won)15,321 million, (Won)153,525 million, (Won)762 million, and (Won)49,721 million, respectively. In addition, available-for-Sale securities include structured securities related to interest rates such as dual index variable interest rate bonds, and reverse variable interest rate bonds amounting to (Won)50,140 million, and (Won)22,533 million, respectively. Moreover, available-for-sale securities include credit risk related securities, such as credit risk linked bonds amounting to (Won)41,544 million.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As December 31, 2004 and 2003, investments in associates include:

(in millions of Korean won)	Owner- ship (%)	Acquisition Cost		Beginning balance[1]		Equity Method						Book Value
						Net Income		Retained Earnings		Capital Adjustments		2004		2003
Domestic Associates
KB Investment Co., Ltd. [3]*	99.89	(Won)	155,311	(Won)	75,932	(Won)	1,707	(Won)	—	(Won)	1,056	(Won)	78,695	(Won)	77,273
KB Data Systems Co., Ltd.[4]*	99.98		7,998		14,247		1,583		—		(3)		15,827		14,647
KB Futures Co., Ltd. [5]*	99.98		19,996		25,121		889		—		—		26,010		25,521
KLB Securities	36.41		10,316		—		—		—		—		—		—
KB Asset Management [6]*	80.00		39,015		38,918		8,609		—		(239)		47,288		45,051
Jooeun Industrial	99.99		23,994		—		—		—		—		—		—
KB Real Estate Trust	99.99		76,103		98,129		(40,058)		(336)		336		58,071		98,129
KB Credit Information	93.71		12,553		15,556		1,770		—		1,344		18,670		11,863
ING Life Korea	20.00		21,769		41,845		23,576		—		3,724		69,145		43,845
Korea Mortgage [8]*	26.67		30,629		—		—		—		—		—		35,788
KICO No. 2 Venture Investment Partnership [2]*	55.56		—		—		213		—		—		213		—
KICO No. 3 Venture Investment Partnership [2]*	69.23		—		—		149		—		—		149		—
Pacific IT Investment Partnership[2]	50.00		7,000		7,000		(41)		—		—		6,959		—
NPC02-4 Kookmin Venture Fund [2]*	33.33		10,000		10,000		179		—		—		10,179		—
KB Life Insurance Co., Ltd.	100.00		30,246		30,246		(22,455)		—		781		8,572		—

			444,930		356,994		(23,879)		(336)		6,999		339,778		352,117

Foreign Associates
Kookmin Bank Int’l Ltd. (London)	100.00		40,180		53,550		2,012		—		145		55,707		56,755
Kookmin Bank Luxembourg S.A [9]*	100.00		24,679		5,257		(1,206)		—		—		—		5,950
Kookmin Singapore Ltd.	100.00		20,926		1,812		—		—		—		1,812		2,080
Kookmin Finance Asia Ltd.(HK)	100.00		7,307		249		5		—		—		254		286
Kookmin Bank HongKong Ltd. [7]*	100.00		20,876		54,653		8,236		2,563		(424)		65,028		62,716
Sorak Financial Holdings PTE Ltd.	25.00		76,928		76,928		9,818		—		(4,593)		82,153		71,295

			190,896		192,449		18,865		2,563		(4,872)		204,954		199,082

		(Won)	635,826	(Won)	549,443	(Won)	(5,014)	(Won)	2,227	(Won)	2,127	(Won)	544,732	(Won)	551,199

1	The beginning balance is the prior year’s book value adjusted by dividends, changes in foreign exchange rates, and all the transactions during current year.
2	The investments in funds which had been classified as available-for-sale for the prior years are reclassified as investments in associates as of January 1, 2004.
3	Kookmin Investment Co., Ltd. has changed its name to KB Investment Co., Ltd. on April 30, 2004.
4	Kookmin Data Systems Corp. has changed its name to KB Data Systems Co., Ltd., on April 30, 2004.
5	Kookmin Futures Co., Ltd. has changed its name to KB Futures Co., Ltd., on April 30, 2004.
6	KB Investment Trust Management has changed its name to KB Asset Management, on April 29, 2004.
7	Kookmin Finance HK Ltd. has changed its name to Kookmin Bank HongKong Ltd., on January 2, 2004.
8	All equity securities of Korea Mortgage have been sold on June 4, 2004.
9	The Bank collected capitals from Kookmin Bank Luxembourg S.A. which completed liquidation process on November 30, 2004.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., KICO No. 2 Venture Investment Partnership, KICO No.3 Venture Investment Partnership, Kookmin Singapore, Ltd. and Kookmin Finance Asia, Ltd. (HK) are all in the process of liquidation. Consequently, accounting under the equity method is no longer applied to investments in KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficits resulting to a decrease of the investment value below zero . Accordingly, the total accumulated estimated loss that has not been recognized by the Bank arising from the securities amounts to (Won)58,875 million.

Differences between the initial purchase price and the Bank’s initial proportionate ownership of the net book value of KB Credit Information amounting to (Won)1,128 million, for the 342,844 shares which the Bank acquired on October 22, 2004, are accreted for 5 years to unrealized gain or loss on investment in associates.

The Bank applies the equity method accounting to subsidiaries based on unaudited financial statements as of December 31, 2004. In the case of Sorak Financial Holdings PTE Ltd. and ING Life Korea Co., Ltd., the Bank applies the equity method based on the most recent available unaudited financial statements that are adjusted for changes in net assets for the period ended December 31, 2004.

On April 29, 2004, as a means to venture into the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) to acquire a 100% ownership of KB Life Insurance Co., Ltd., which was founded to acquire the assets and the liabilities of Hanil Life Insurance Co., Ltd. The Bank eliminated unrealized gain for inter-company transactions with KB Life Insurance Co., Ltd amounting to (Won)15,816 million.

The maturities of the available-for-sale and held-to-maturity debt securities, excluding equity investments, as of December 31, 2004 are summarized as follows:

(in millions of Korean won)	Available-for-sale				Held-to-maturity
	Book Value		Fair value		Book Value		Fair value
Maturities
Due in 1 year or less	(Won)	7,735,564	(Won)	7,735,564	(Won)	1,966,856	(Won)	2,001,180
Due after 1 year through 5 years		7,968,047		7,968,047		3,874,386		4,019,397
Due after 5 years through 10 years		675,422		675,422		388,193		430,617
After 10 years		517		517		—		—

	(Won)	16,379,550	(Won)	16,379,550	(Won)	6,229,435	(Won)	6,451,194

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Investment securities risk concentrations as of December 31, 2004 are as follows:

(in millions of Korean won, except ratio)	Book Value		Ratio (%)

By Country
Korea	(Won)	27,381,913	99.21
Singapore		82,178	0.30
USA		50,284	0.18
Philippines		25,703	0.09
Indonesia		13,516	0.05
Mexico		11,693	0.04
Others		33,450	0.13

	(Won)	27,598,737	100.00

(in millions of Korean won, except ratio)	Book Value		Ratio (%)

By Type
Fixed rate bonds	(Won)	23,393,496	84.76
Floating rate bonds		1,485,279	5.38
Subordinated bonds		981,947	3.56
Convertible bonds		30,976	0.11
Beneficiary certificates		168,161	0.61
Equity securities		1,517,575	5.50
Others		21,303	0.08

	(Won)	27,598,737	100.00

(in millions of Korean won, except ratio)	Book Value		Ratio (%)

By Type
Government and government-invested Public companies	(Won)	9,349,587	33.88
Financial institutions		17,119,674	62.03
Manufacturing industries		444,310	1.61
Others		685,166	2.48

	(Won)	27,598,737	100.00

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Available-for-sale equity securities of which the fair value cannot be reasonably measured as of December 31, 2004 are as follows:

(in millions of Korean won)	Book Value
Arirang Restructuring Fund	(Won)	18,163
Mugunghwa Restructuring Fund		14,606
Seoul Restructuring Fund		12,540
Bad Bank Harmony		12,267
Mastercard, Inc. Korea		7,900
Korea Asset Management Corp.		7,827
Samsung Life Insurance Co., Ltd.		7,479
Korea Highway Corp.		6,248
Continuous Linked Settlement System		6,211
Kyobo Investment Trust Management Co., Ltd.		2,100
Baring Communications Equity		1,957
Pan Asia Paper		1,642
Korea Smart Card		1,628
Korea Money Broker Corp.		1,291
Mercury		1,088
Tianjin Samsung Opto Electronics		1,020
Others		17,019

	(Won)	120,986

As of December 31, 2004, the following investment securities are pledged at various institutions:

(in millions of Korean won)
Restrictions		Restricted securities
Related Transactions	Placed with	Book Value		Pledge Value
Bonds sold under REPO agreements	Customers	(Won)	3,791,977	(Won)	3,795,600
Borrowings from the Bank of Korea	Bank of Korea		1,024,167		1,015,000
Bank of Korea settlements	Bank of Korea		170,535		170,200
Derivative transactions	Samsung Futures, others		175,447		184,000
Other	Standard Chartered Bank, others		80,538		84,000

		(Won)	5,242,664	(Won)	5,248,800

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

5. Loans

Loans as of December 31, 2004 and 2003 are summarized as follows:

(in millions of Korean won)		2004		2003
Loans in Won

Corporate loans	Operation loans
	General operation loans	(Won)	25,475,710	(Won)	28,884,554
	Notes discounted		1,197,606		1,415,445
	Overdraft accounts		401,369		447,992
	Trading notes		740,580		809,921
	Other operation loans		3,862,852		3,793,594

			31,678,117		35,351,506

	Facility loans
	General facility loans		5,139,091		5,413,333
	Other facility loans		1,147,656		1,218,370

			6,286,747		6,631,703

			37,964,864		41,983,209

Consumer loans	General consumer loans		41,957,690		41,951,219
	Consumer housing loans		41,234,086		38,199,290
	Remunerations on mutual installment savings		300,032		297,868
	Other consumer loans		532,615		635,218

			84,024,423		81,083,595

Public loans	Public operation loans		673,456		526,227
	Public facility loans		40,383		42,473

			713,839		568,700

Other loans	Property formation loans		9,719		62,963
	Inter-bank loans		6,114		12,815
	Others		2,939		3,962

			18,772		79,740

			122,721,898		123,715,244

Loans in foreign currencies	Domestic funding loans		1,000,004		1,165,988
	Overseas funding loans		489,437		887,018
	Inter-bank loans		1,092,174		767,884
	Domestic usance bills		1,278,793		1,197,563
	Government funding loans		420		1,477

			3,860,828		4,019,930

Call loans	In Won		2,814,996		1,640,000
	In foreign currencies		191,784		5,351

			3,006,780		1,645,351

Privately placed debentures			1,203,631		1,787,131

Other loans			8,311,072		13,872,793

Allowances for loan losses (Note 6)			(3,118,775)		(3,910,044)

Net deferred loan origination fees and costs			48,889		8,567

		(Won)	136,034,323	(Won)	141,138,972

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, restructured loans due to workout plans or other similar restructuring programs are as follows:

(in millions of Korean won)	Workout		Court Receivership		Court Mediation		Others		Total
Period (in years)		1~9		6~10		4~10		4~7

Adjusted interest rate (%)		5.96~22.22		5.93~14.80		4.90~17.00		9.50
Balances before restructuring	(Won)	120,177	(Won)	26,026	(Won)	43,526	(Won)	612,235	(Won)	801,964
Loans swapped to equity		3,700		4,090		—		494,314		502,104
Loans due for equity conversion		—		746		—		—		746

Loans to be restructured		116,477		21,190		43,526		117,921		299,114
Balances after restructuring		109,916		15,064		40,326		111,698		277,004

Allowances for loan losses (present value discounts)	(Won)	6,561	(Won)	6,126	(Won)	3,200	(Won)	6,223	(Won)	22,110

The loans, or portions thereof, that are approved for debt restructuring by issuance or grant of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity. The difference between the nominal amount and the fair value of the equity is adjusted in the related allowance for loan losses.

The movements in allowance for loan losses(present value discounts) related restructured loans and deferred loan origination fees and costs to for the year ended December 31, 2004 are as follows :

(in millions of Korean won)	Beginning Balance		Increase		Decrease		Ending Balance
Allowance for loan losses (present value discounts)	(Won)	22,780	(Won)	12,283	(Won)	12,953	(Won)	22,110

Deferred loan origination fees and costs		8,567		44,766		4,444		48,889

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The maturities of loans as of December, 2004 are as follows:

(in millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately – placed Debentures		Others		Total
Due in 3 months or less	(Won)	19,085,485	(Won)	874,100	(Won)	505,391	(Won)	5,329,240		3,006,780	(Won)	38,168	(Won)	33,653	(Won)	28,872,817
Due after 3 months through 6 months		17,430,180		1,047,044		82,255		623,768		—		110,500		746		19,294,493
Due after 6 months through 1 year		35,029,206		906,882		8,839		835,722		—		622,982		—		37,403,631
Due after 1 year through 2 years		19,972,984		181,903		5,396		386,655		—		237,900		—		20,784,838
Due after 2 years through 3 years		11,900,101		190,361		—		386,614		—		94,081		—		12,571,157
Due after 3 years through 4 years		2,637,763		85,984		—		63,633		—		—		—		2,787,380
Due after 4 years through 5 years		3,956,310		67,973		—		18,358		—		—		30,802		4,073,443
Thereafter		12,709,869		506,581		—		—		—		100,000		—		13,316,450

	(Won)	122,721,898	(Won)	3,860,828	(Won)	601,881	(Won)	7,643,990	(Won)	3,006,780	(Won)	1,203,631	(Won)	65,201	(Won)	139,104,209

Loan risk concentrations by country as of December 31, 2004 are as follows:

(in millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
Korea	(Won)	122,721,898	(Won)	2,622,653	(Won)	12,325,575	(Won)	137,670,126	98.97
Southeast Asia		—		700,600		186,753		887,353	0.64
Central and South America		—		53,452		45		53,497	0.04
China		—		135,118		—		135,118	0.09
Japan		—		278,971		—		278,971	0.20
Others		—		70,034		9,110		79,144	0.06

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,521,483	(Won)	139,104,209	100.00%

Loan risk concentrations by industry as of December 30, 2004 are as follows:

(in millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
Industrial loans
Financial institutions	(Won)	689,007	(Won)	1,150,426	(Won)	4,102,497	(Won)	5,941,930	4.27
Manufacturing companies		12,315,767		1,146,217		1,721,775		15,183,759	10.92
Service companies		21,240,715		1,422,823		487,968		23,151,506	16.64
Others		4,114,249		71,921		94,863		4,281,033	3.08

		38,359,738		3,791,387		6,407,103		48,558,228	34.91

Household loans		84,037,082		69,441		6,114,380		90,220,903	64.86

Public and other loans		325,078		—		—		325,078	0.23

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,521,483	(Won)	139,104,209	100.00%

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of March 30, 2004, the Bank recognized loss on sale of loans of (Won)186,666 million for loans sold to KB Star Card 3rd Securitization Specialty Company, Limited that amounts to (Won)1,032,297 million. As of June 17, 2004, the Bank recognized gain on sale of loans of (Won)21,450 million for loans sold to KB 2nd Securitization Specialty Company, Limited that amounts to (Won)606,850 million. As of June 30, 2004, the Bank recognized loss on sale of loans of (Won)324,445 million for loans sold to Jinheung Savings Bank, Solomon Mutual Saving Bank and Solomon AMC that amounts to (Won)1,074,110 million. As of September 30, 2004, the Bank recognized loss on sale of loans of (Won)353,333 million for loans sold to Hyundai Swiss Savings Bank, Solomon Mutual Saving Bank and Solomon AMC that amounts to (Won)430,240 million. As of December 7, 2004, the Bank recognized loss on sale of loans of (Won)12,866 million for loans sold to Solomon Mutual Saving Bank that amounts to (Won)625,767 million. As of December 17, 2004, the Bank recognized loss on sale of loans of (Won)64,807 million for loans sold to KB 3rd Securitization Specialty Company, Limited that amounts to (Won)532,600 million. As of December 31, 2004, the Bank recognized loss on sale of loans of (Won)256,249 million for loans sold to Jinheung Savings Bank, that amounts to (Won)317,234 million. As of December 31, 2004, the credit card accounts amounting to (Won)713,792 million(before allowance) are provided as collateral for asset-backed securities transactions.

6. Allowances for Loan Losses

As of December 31, 2004 and 2003, allowances for loan losses are as follows:

(in millions of Korean won)	2004		2003
Loans in Won	(Won)	2,622,509	(Won)	2,289,661
Loans in foreign currencies		55,111		70,983
Bills bought in Won and foreign currencies		8,480		16,928
Payments on guarantees		26,301		20,193
Factoring receivable		1,695		17,603
Credit card accounts		392,722		1,407,127
Privately placed debentures		11,211		87,549
Loans due for equity conversion		746		—

Total allowance for loan losses		3,118,775		3,910,044

Others [1]*		67,320		38,692

Total allowance	(Won)	3,186,095	(Won)	3,948,736

1*	Other allowances as of December 31, 2004 include:

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Suspense receivables as credit	(Won)	38,952	(Won)	17,186
Kookmin Card’s other loans		274		3,749
Derivative instruments		3,209		1,654
Suspense receivables [2]*		15,495		7,249
Uncollected leasehold deposits		9,295		8,854
Other receivables		95		—

Total	(Won)	67,320	(Won)	38,692

2*	Suspense receivables includes allowances for frauds/accidents by directors and employees which 73 events took place as of December 31, 2004 amounting to (Won)12,455 million which the Bank provides allowances for the whole amount.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, allowances for loan losses by credit risk classification are as follows:

(in millions of Korean won)		Normal		Pre-cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in won	Balance	(Won)	114,439,619	(Won)	5,222,736	(Won)	1,710,889	(Won)	1,019,763	(Won)	328,891	(Won)	122,721,898
	Allowances		781,650		476,391		357,321		678,256		328,891		2,622,509

	Ratio (%)		0.68		9.12		20.89		66.51		100.00		2.14

Loans in foreign currencies	Balance		3,645,049		158,672		25,015		30,199		1,893		3,860,828
	Allowances		13,061		13,316		8,428		18,413		1,893		55,111

	Ratio (%)		0.36		8.39		33.69		60,97		100.00		1.43

Bills bought	Balance		585,927		9,569		650		2,698		3,037		601,881
	Allowances		2,930		393		130		1,990		3,037		8,480

	Ratio (%)		0.50		4.11		20.00		73.75		100.00		1.41

Payments on guarantees	Balance		964		2,978		883		6,669		20,626		32,120
	Allowances		5		621		176		4,873		20,626		26,301

	Ratio (%)		0.50		20.85		20.00		73.08		100.00		81.88

Credit card accounts	Balance		6,609,976		686,457		539		298,093		48,925		7,643,990
	Allowances		66,100		82,375		108		195,214		48,925		392,722

	Ratio (%)		1.00		12.00		20.00		65.49		100.00		5.14

Call loans	Balance		3,006,780		—		—		—		—		3,006,780
	Allowances		—		—		—		—		—		—

	Ratio (%)		—		—		—		—		—		—

Privately placed debentures	Balance		1,195,825		826		3,076		3,836		68		1,203,631
	Allowances		5,979		189		1,159		3,816		68		11,211

	Ratio (%)		0.50		22.95		37.66		99.46		100.00		0.93

Factoring receivables	Balance		30,802		—		516		992		25		32,335
	Allowances		585		—		103		982		25		1,695

	Ratio (%)		1.90		—		20.00		99.00		100.00		5.24

Loans due for equity conversion	Balance		—		—		—		746		—		746
	Allowances		—		—		—		746		—		746

	Ratio (%)		—		—		—		100.00		—		100.00

Total	Balance	(Won)	129,514,942	(Won)	6,081,238	(Won)	1,741,568	(Won)	1,362,996	(Won)	403,465	(Won)	139,104,209
	Allowances		870,310		573,285		367,425		904,290		403,465		3,118,775

	Ratio (%)		0.67		9.43		21.10		66.35		100.00		2.24

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

For the years ended December 31, 2004 and 2003, the movements in allowances for loan losses are as follows:

(in millions of Korean won)	2004		2003
Beginning balance [1]	(Won)	3,948,736	(Won)	2,420,410
Provision for loan losses[2]		3,080,256		1,436,013
Increase due to merger with Kookmin Credit Card Co., Ltd.		—		1,388,854
Reclassification of ABS 2nd beneficiary certificate		—		159,635
Reclassification from other allowances [3]		289,919		27,291
Collection of written-off loans		286,464		270,422
Repurchase of loans sold		40,571		327,921
Sale of loans		(685,161)		(597,207)
Write-off of loans		(5,260,962)		(4,509,979)
Reversal of write-off due to loan sale of loans		1,878,832		3,348,122
Conversion of loans into equity securities		(327,816)		(43,996)
Exemption of loans		(32,847)		(263,233)
Changes in exchange rates and others		(31,897)		(15,517)

Ending balance	(Won)	3,186,095	(Won)	3,948,736

1	Includes present value discounts on allowances for loans, allowances for ABS 2nd beneficiary certificate reclassified into credit card receivables, allowances related to credit card claimed assets and allowance for other assets amounting to (Won)22,780 million, (Won)192,221 million, (Won)27,291 million and (Won)16,103 million, respectively, that had been recorded as of December 31, 2003
2	Includes other allowances for other asset amounting to (Won)12,008 million as of December 31, 2004 ((Won)4,832 million: December 31, 2003)
3	Other allowances for loans receivable from LG Card Company, Limited, credit lines to Kookmin Credit Card 16th ABS Specialty Company, Limited and commercial papers from Jooeun 2nd ABS Specialty Company, Limited amounting to (Won)221,377 million, (Won)68,505 million and (Won)37 million, respectively, that had been recorded as of December 31, 2003 were transferred to allowances for loan losses..

As of December 31, 2004, 2003 and 2002, the ratios of allowances for loan losses to loans are as follows:

	2004		2003		2002
Loans	(Won)	139,104,209	(Won)	145,040,449	(Won)	129,139,699
Allowances for loan losses[1]		3,118,775		3,910,044		2,396,157

Ratio (%)		2.24		2.70		1.86

1	The above amounts of allowances for loan losses include present value discounts.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

7. Fixed Assets

Fixed assets as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
Tangible assets	(Won)	2,164,021	(Won)	2,469,353
Intangible assets		468,958		549,427
Foreclosed and other properties		239		776

	(Won)	2,633,218	(Won)	3,019,556

Movements in tangible assets for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Land		Buildings and structures		Leasehold improvements		Equipment and vehicles		Construction- in-progress		Total
Acquisition cost
Beginning balances	(Won)	1,105,869	(Won)	963,296	(Won)	157,231	(Won)	1,449,062	(Won)	12,324	(Won)	3,687,782
Acquisition		—		20		3		130,046		86,081		216,150
Transfer		—		69,637		27,526		—		(97,163)		—
Disposal		(106,848)		(117,985)		(10,335)		(73,861)		—		(309,029)

Ending balances		999,021		914,968		174,425		1,505,247		1,242		3,594,903

Accumulated depreciation
Beginning balances		—		142,103		90,808		963,290		—		1,196,201
Depreciation expense		—		20,916		41,185		270,918		—		333,019
Disposal		—		(22,905)		(8,086)		(69,643)		—		(100,634)

Ending balances		—		140,114		123,907		1,164,565		—		1,428,586

Impairment		1,306		990		—		—		—		2,296

Book Value	(Won)	997,715	(Won)	773,864	(Won)	50,518	(Won)	340,682	(Won)	1,242	(Won)	2,164,021

Movements in tangible assets for the year ended December 31, 2003 are as follows:

(in millions of Won)	Land		Buildings and structures		Leasehold improvement		Equipment and vehicle		Construction in-progress		Total
Acquisition cost
Beginning balances	(Won)	1,175,682	(Won)	848,746	(Won)	98,117	(Won)	1,043,969	(Won)	1,195	(Won)	3,167,709
Acquisition		3,350		8,898		6,898		201,254		97,112		317,512
Transfer		—		37,466		48,517		—		(85,983)		—
Increase due to merger		55,529		71,024		4,805		263,897		—		395,255
Disposal		(128,692)		(2,838)		(1,106)		(60,058)		—		(192,694)

Ending balances		1,105,869		963,296		157,231		1,449,062		12,324		3,687,782

Accumulated depreciation
Beginning balances		—		108,723		48,164		533,675		—		690,562
Depreciation expense		—		20,583		40,594		326,248		—		387,425
Increase due to merger		—		12,976		2,786		160,380		—		176,142
Disposal		—		(179)		(736)		(57,013)		—		(57,928)

Ending balances		—		142,103		90,808		963,290		—		1,196,201

Impairment		12,673		9,555		—		—		—		22,228

Book Value	(Won)	1,093,196	(Won)	811,638	(Won)	66,423	(Won)	485,772	(Won)	12,324	(Won)	2,469,353

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Tangible assets covered by insurance policies as of December 31, 2004 are as follows:

(in millions of Korean won)	Amount Insured		Insurance Company	Type of Insurance
Buildings and structures	(Won)	620,234	Samsung Fire & Marine Insurance Co., Ltd, etc.	General property insurance
Leasehold improvements		42,516	Samsung Fire & Marine Insurance Co., Ltd, etc.	General property insurance
Equipment and vehicles		165,554	Samsung Fire & Marine Insurance Co., Ltd, etc.	General property insurance
Construction-in-progress		994	Samsung Fire & Marine Insurance Co., Ltd	General property insurance

	(Won)	829,298

Movements in intangible assets for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Goodwill		Development Costs		Rights to Income on Donated Asset		Store Possessory Right		Trademarks		Others		Total
Beginning balances	(Won)	535,360	(Won)	12,762	(Won)	102	(Won)	139	(Won)	150	(Won)	914	(Won)	549,427
Acquisition		—		—		—		—		49		1,752		1,801
Amortization		78,345		3,488		8		21		54		354		82,270

Ending balances	(Won)	457,015	(Won)	9,274	(Won)	94	(Won)	118	(Won)	145	(Won)	2,312	(Won)	468,958

Movements in intangible assets for the year ended December 31, 2003 are as follows:

(in millions of Won)	Goodwill		Development Costs		Rights to Income on Donated Asset		Store Possessory Right		Trademarks		Others		Total
Beginning balances	(Won)	613,705	(Won)	—	(Won)	110	(Won)	161	(Won)	11	(Won)	470	(Won)	614,457
Acquisition		—		—		—		—		96		609		705
Increase due to merger		—		13,634		—		—		62		—		13,696
Amortization		78,345		872		8		22		19		165		79,431

Ending balances	(Won)	535,360	(Won)	12,762	(Won)	102	(Won)	139	(Won)	150	(Won)	914	(Won)	549,427

The Bank recorded (Won)134,300 million and (Won)106,844 million of current development costs under general and administrative expenses for the year ended December 31, 2004 and 2003, respectively.

The total government-posted prices of land, used for tax imposition and compensation for confiscation, as of December 31, 2004 and 2003 are as follows:

(in millions of Won)	2004				2003
	Book Value		Appraisal Value		Book Value		Appraisal Value
Lands included in tangible assets	(Won)	997,715	(Won)	904,658	(Won)	1,093,196	(Won)	986,382
Lands included in foreclosed assets		287		239		1,315		591

	(Won)	998,002	(Won)	904,897	(Won)	1,094,511	(Won)	986,973

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

8. Other Assets

Other assets as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
Guarantee deposits paid	(Won)	1,290,891	(Won)	1,336,639
Accounts receivable		2,351,340		1,715,100
Accrued income		1,019,717		1,080,057
Payments in advance		29,629		53,525
Prepaid expenses		210,529		307,154
Deferred tax assets (Note 25)		429,045		615,944
Derivative assets (Note 15)		2,391,984		751,252
Unsettled domestic exchange assets		520,612		612,592
Others		39,401		36,592

	(Won)	8,283,148	(Won)	6,508,855

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

9. Deposits

Deposits as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	Annual Interest (%) December 31, 2004	2004		2003
Deposits in Won
Demand deposits
Checking deposits	—	(Won)	110,967	(Won)	125,533
Household checking deposits	0.10		417,443		476,132
Passbook deposits	0.10		10,767,705		10,001,043
Temporary deposits	—		2,858,688		3,292,770
Public fund deposits	0.10		157,840		190,593
Others	0.10		26,141		24,218

			14,338,784		14,110,289

Time deposits and savings deposits
Time deposits	2.20~3.60		62,835,217		62,247,870
Installment savings deposits	2.95~3.50		1,249,939		1,306,793
Property formation savings	8.50		1,516		1,870
Time and savings deposits of non residents in Won	2.20~3.60		263,671		340,388
General savings deposits	0.10~2.70		19,120,739		21,644,066
Corporate savings deposits	0.10~2.60		7,358,107		7,800,122
Long-term savings deposits for workers	11.50~12.00		39,104		69,031
Long-term housing savings deposits	4.10		1,663,366		983,684
Long-term savings for households	11.00		20,108		494,606
Workers’ preferential savings deposits	5.35		2,171,785		2,728,236
Workers’ savings for housing	8.50~11.50		49		81
Mutual installment deposits	2.65~3.50		6,306,923		7,054,752
Mutual installment for housing	2.20~3.40		5,295,274		5,423,853

			106,325,798		110,095,352

Total deposits in Won			120,664,582		124,205,641

Deposits in foreign currencies
Demand deposits
Checking deposits	0.00~0.82		37,137		40,778
Passbook deposits	0.09		663,261		787,798
Notice deposits	0.00~0.16		276		410
Temporary deposits	—		1,315		1,049

			701,989		830,035

Time deposits and savings deposits
Time deposits	1.03		729,950		642,039
Others	0.00~4.45		2,122		3,299

			732,072		645,338

Total deposits in foreign currencies			1,434,061		1,475,373

Certificates of deposit	3.00~3.15		4,911,891		6,499,258

		(Won)	127,010,534	(Won)	132,180,272

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The maturities of deposits as of December 31, 2004 are as follows:

(in millions of Korean won)	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	66,822,353	(Won)	1,239,418	(Won)	2,820,472	(Won)	70,882,243
Due after 3 months through 6 months		11,822,721		103,087		1,799,846		13,725,654
Due after 6 months through 1 year		31,245,947		84,301		291,462		31,621,710
Due after 1 year through 2 years		5,578,733		5,223		111		5,584,067
Due after 2 years through 3 years		3,232,364		2,032		—		3,234,396
Due after 3 years through 4 years		177,936		—		—		177,936
Due after 4 years through 5 years		132,309		—		—		132,309
Thereafter		1,652,219		—		—		1,652,219

	(Won)	120,664,582	(Won)	1,434,061	(Won)	4,911,891	(Won)	127,010,534

10. Borrowings

Borrowings as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	Annual Interest (%) December 31, 2004	2004		2003
Borrowings in Won
Borrowings from the Bank of Korea	2.00	(Won)	920,144	(Won)	992,433
Borrowings from the Korean government	0.00~8.00		697,772		920,589
Borrowings from banking institutions	2.79~6.00		158,245		253,822
Borrowings from National Housing Fund	8.00		2,986		8,553
Borrowings from other financial institutions	1.84~4.00		5,227		5,688
Other borrowings	1.25~7.00		1,160,863		1,173,284

			2,945,237		3,354,369

Borrowings in foreign currencies
Due to banks	—		27,463		189,976
Borrowings from domestic banks	0.05~5.06		1,657,515		2,360,652
Borrowings from other financial institutions	1.50		13,882		19,486
Borrowings from foreign banks	—		841,400		752,803

			2,540,260		3,322,917

Bonds sold under repurchase agreements
In won	2.50~3.25		3,449,445		3,613,505
In foreign currencies	—		—		9,651

			3,449,445		3,623,156

Bills sold	2.90~3.15		41,988		44,239

Due to the Bank of Korea in foreign currencies	1.86~2.69		2,007		12,608

Call money
In won	2.75~3.15		638,500		55,800
In foreign currencies	0.27~6.85		13,685		193,700
Inter-bank borrowings			3,174		296,011

			655,359		545,511

		(Won)	9,634,296	(Won)	10,902,800

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The maturities of borrowings as of December 31, 2004 are as follows:

(in millions of Korean won)	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	989,046	(Won)	1,060,222	(Won)	2,683,011	(Won)	4,732,279
Due after 3 months through 6 months		77,093		586,642		820,278		1,484,013
Due after 6 months through 1 year		169,566		464,065		624,939		1,258,570
Due after 1 year through 2 years		347,295		355,702		20,077		723,074
Due after 2 years through 3 years		355,194		3,099		494		358,787
Due after 3 years through 4 years		318,242		69,042		—		387,284
Due after 4 years through 5 years		260,711		1,488		—		262,199
Thereafter		428,090		—		—		428,090

	(Won)	2,945,237	(Won)	2,540,260	(Won)	4,148,799	(Won)	9,634,296

11. Debentures

Debentures as of December 31, 2004 and 2003 include:

(in millions of Korean won)		Annual Interest (%) December 31, 2004	2004		2003

In Won	Hybrid debentures[1]	6.00~7.00	(Won)	903,668	(Won)	903,668
	Structured debentures	4.29		80,000		—
	Subordinated fixed rate debentures	4.19~15.66		6,020,845		4,896,072
	KCC[2] subordinated fixed rate debentures	7.10~8.00		205,000		205,000
	KCC[2] fixed rate debentures	5.43~7.80		930,000		2,895,000
	KCC[2] floating rate debentures	0.00~8.48		610,000		870,000
	Floating rates debentures	3.14~8.71		12,536,566		8,609,663

				21,286,079		18,379,403
	Discounts on debentures			(120,271)		(83,443)

				21,165,808		18,295,960

In foreign currencies	Floating rates debentures	0.92~3.19		110,810		196,211
	Fixed rates debentures	2.37~4.63		525,485		613,549
	KCC[2] floating rate debentures	3.46		60,227		78,695

				696,522		888,455
	Premiums on debentures			6,336		9,639
	Discounts on debentures			(846)		(1,473)

				702,012		896,621

			(Won)	21,867,820	(Won)	19,192,581

1	The hybrid debentures are perpetual type debts in which the Bank retains the early redemption option after 5 years from issuance date and the term extending option on maturity date. Hybrid debentures are superior to common stock but subordinate to other subordinated debentures.
2	Kookmin Credit Card Co., Ltd.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, subordinated debentures and hybrid debentures consist of the following:

(in millions of Korean won)

Type	Issue Date	Amount	Annual Interest (%)	Maturity
Subordinated fixed rate debentures	98.01.27 - 98.11.15	133,477	14.67 ~ 15.66	03.01.27 ~ 09.11.15
	2000.03.27	200,000	9.65	2005.03.27
	2000.06.28	253,975	9.04 ~ 9.10	2006.01.28
	2000.09.27	300,000	8.99	2006.01.27
	2000.09.28	150,000	8.79 ~ 8.85	2006.01.28
	2000.11.20	66	9.57	2010.01.28
	2000.11.21	33	9.57	2010.01.28
	2000.11.28	100,000	8.65 ~ 8.71	2006.02.28
	2000.11.28	150,721	9.57 ~ 9.65	2010.11.28
	2000.11.28	11,330	9.65	2010.12.28
	2000.12.27	200,000	8.71	2006.01.27
	2001.05.28	200,000	7.60 ~ 7.65	2007.02.28
	2001.06.27	160,000	7.68	2008.03.27
	2001.06.27	217,529	7.86	2009.03.27
	2001.08.28	100,000	6.69 ~ 6.73	2007.08.28
	2001.09.28	150,000	6.69 ~ 6.73	2008.03.28
	2002.03.27	241,684	7.06 ~ 7.10	2008.01.27
	2002.07.15	415	7.00	2008.01.27
	2002.07.27	302,399	6.96 ~ 7.00	2008.01.27
	2002.09.27	257,363	6.27 ~ 6.30	2008.03.27
	2002.09.27	150,000	6.51 ~ 6.55	2010.03.27
	2002.09.27	92,637	6.66 ~ 6.70	2013.03.27
	2002.11.14	611	6.30	2010.05.27
	2002.11.27	400,673	6.07 ~ 6.10	2008.05.27
	2002.11.27	57,846	6.27 ~ 6.30	2010.05.27
	2002.11.27	100,256	6.51 ~ 6.55	2013.05.27
	2002.12.18	341	8.00	2008.01.18
	2002.12.18	110,000	8.00	2008.01.18
	2002.12.27	10,000	6.20	2008.06.27
	2002.12.27	90,000	6.40	2010.06.27
	2002.12.27	50,302	6.65	2013.06.27
	2002.12.27	30,370	6.55	2014.12.27
	2003.01.21	184	7.65	2008.02.21
	2003.01.21	50,000	7.65	2008.02.21
	2003.03.10	45,000	7.10	2008.04.10
	2003.03.10	182	7.10	2008.04.10
	2003.10.09	519	5.20	2009.10.27
	2003.10.09	77	5.35	2011.01.27
	2003.10.15	39	5.35	2011.01.27
	2003.10.27	356,561	5.18 ~ 5.20	2009.01.27
	2003.10.27	88,769	5.33 ~ 5.35	2011.01.27
	2003.10.27	3,721	5.58 ~ 5.60	2014.01.27

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

(in millions of Korean won)

Type	Issue Date	Amount	Annual Interest (%)	Maturity
Subordinated fixed rate debentures	2004.02.10	174	5.68	2009.08.27
	2004.02.12	85	5.87	2011.08.27
	2004.02.13	174	5.68	2009.08.27
	2004.02.17	548	5.68	2009.08.27
	2004.02.27	636,798	5.65 ~ 5.68	2009.08.27
	2004.02.27	22,895	5.84 ~ 5.87	2011.08.27
	2004.02.27	40,307	6.13 ~ 6.16	2014.08.27
	2004.09.30	57,784	5.12	2018.12.30
	2004.12.27	700,000	4.19 ~ 4.20	2010.06.27

		6,225,845

Hybrid debentures	2003.06.27	105,145	6.00	2033.06.27
	2003.08.27	533,355	7.00	2033.08.27
	2003.10.27	265,168	6.80	2033.10.27

		903,668

		7,129,513

The maturities of debentures as of December 31, 2004 are as follows:

(in millions of Korean won)	In Won		In Foreign Currencies		Total
Due in 3 months or less	(Won)	1,849,407	(Won)	16,108	(Won)	1,865,515
Due after 3 months through 6 months		4,074,904		—		4,074,904
Due after 6 months through 1 year		3,264,691		60,227		3,324,918
Due after 1 year through 2 years		5,670,861		—		5,670,861
Due after 2 years through 3 years		420,192		587,230		1,007,422
Due after 3 years through 4 years		2,022,335		32,957		2,055,292
Due after 4 years through 5 years		1,352,172		—		1,352,172
Thereafter		2,631,517		—		2,631,517

	(Won)	21,286,079	(Won)	696,522	(Won)	21,982,601

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

12. Accrued Retirement Benefits

The movements in accrued retirement benefits for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Beginning Balance		Amounts Provided		Amounts Paid Out		Ending Balance
Accrued retirement benefits	(Won)	71,083	(Won)	79,608	(Won)	24,069	(Won)	126,622
Contributed retirement benefits		163,349		45,000		15,024		193,325

Total accrued retirement benefits		234,432		124,608		39,093		319,947
Contribution to pension funds		(163,349)		(45,000)		(15,024)		(193,325)

	(Won)	71,083	(Won)	79,608	(Won)	24,069	(Won)	126,622

As of December 31, 2004, approximately 60.42% of total accrued retirement benefits is contributed to pension funds, over which the Bank’s employees hold the right of payment and is placed at two insurance companies, including Korea Life Insurance Co., Ltd. The total retirement benefits paid for the year ended December 31, 2004 amount to (Won)89,109 million, including the additional early retirement benefits paid in February 2004 of (Won)50,029 million.

13. Other Liabilities

Other liabilities as of December 31, 2004 and 2003 consist of:

(in millions of Korean won)
	2004		2003
Accrued retirement benefits (Note 12)	(Won)	126,622	(Won)	71,083
Allowance for losses on guarantees and acceptances (Note 14)		1,150		1,074
Due to trust accounts		798,662		3,983,295
Accounts payable		2,734,897		1,886,446
Accrued expenses		4,280,637		4,418,940
Advances from customers		191,642		109,685
Unearned income		97,269		130,778
Withholding taxes		7,291		123,455
Guarantee deposits received		111,723		120,437
Derivative liabilities (Note 15)		2,219,630		686,271
Unsettled domestic exchange liabilities		258,020		400,445
Accounts for agency business		233,690		364,783
Other allowances		611,120		846,916
Liabilities incurred by agency relationship		280,569		315,241
Others		156,971		130,182

	(Won)	12,109,893	(Won)	13,589,031

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Other allowances as of December 31, 2004 include:

(in millions of Korean won)

Allowances for	Amounts		Remarks
LG Card	(Won)	23,812	Allowances for Contingency on LG Card
KP chemical loans sold		4,029	Allowances for KP chemical loans sold
Dormant accounts		14,976	Allowances for dormant accounts written off
Cash advance service		45,234	Allowances for unused cash advance credit lines
Mileage rewards		80,676	Allowances for mileage on credit cards and currency exchange rates
Claimed assets		3	Allowances for credit card claimed assets
Credit commitments to SPC		438,343	Allowances for the credit line commitment to SPC (Note 16)
Loss on branch closure		237	Allowances for closure of the Buenos Aires branch
KAMCO loans sold		217	Allowances for loans under repurchase agreements to KAMCO (Note 16)
Master Card share agreement		3,135	Allowances for the share settlement provision for Master Card shares
Allowances for tax deficiencies		458	Allowances for tax deficiencies (Note 16)

	(Won)	611,120

14. Guarantees and Acceptances

Guarantees and acceptances as of December 31, 2004 and 2003 are summarized as follows:

(in millions of Korean won)
	2004		2003
Guarantees and acceptances outstanding in
Won
Guarantees on debentures	(Won)	472	(Won)	541
Guarantees on loan collateral		30,852		34,112
Others		260,497		235,843

		291,821		270,496

Foreign Currencies
Acceptances on letters of credit		101,180		134,888
Acceptances for letters of guarantee for importers		62,829		88,743
Guarantees for performance of contracts		32,039		16,689
Guarantees for bids		2,606		1,067
Guarantees for borrowings		26,728		37,843
Guarantees for repayment of advances		23,213		10,004
Others		435,372		240,567

		683,967		529,801

		975,788		800,297

Contingent guarantees and acceptances
Letters of credit		1,016,414		1,200,228
Others		295,360		81,290

		1,311,774		1,281,518

	(Won)	2,287,562	(Won)	2,081,815

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows:

(in millions of Korean won)
		Normal		Precautionary		Sub-standard		Doubtful		Estimated loss		Total
Guarantees and Acceptances Outstanding

In Won	Balance	(Won)	280,910	(Won)	8,614	(Won)	2,042	(Won)	225	(Won)	30	(Won)	291,821
	Allowance		—		—		408		113		30		551

	Ratio (%)		—		—		20.00		50.00		100.00		0.19

Foreign Currencies	Balance		672,484		10,312		1,024		142		5		683,967
	Allowance		—		—		496		98		5		599

	Ratio (%)		—		—		48.44		69.25		100.00		0.09

Total	Balance	(Won)	953,394	(Won)	18,926	(Won)	3,066	(Won)	367	(Won)	35	(Won)	975,788
	Allowance		—		—		904		211		35		1,150

	Ratio (%)		—		—		29.50		57.45		100.00		0.12

For the years ended December 31, 2004 and 2003, the changes in allowances for losses on guarantees and acceptances outstanding are as follows:

(in millions of Korean won)	2004		2003
Beginning balance	(Won)	1,074	(Won)	2,287
Loss from (reversal of) guarantees and acceptances		206		(1,209)
Changes in foreign exchange rates, etc.		(130)		(4)

Ending balance	(Won)	1,150	(Won)	1,074

The allowance ratios for guarantees and acceptances outstanding as of December 31, 2004, 2003 and 2002 are as follows

(in millions of Korean won)	2004		2003		2002
Guarantees and acceptances outstanding	(Won)	975,788	(Won)	800,297	(Won)	1,031,698
Allowance		1,150		1,074		2,287

Ratio (%)		0.12		0.13		0.22

The guarantees and acceptances risk concentration by country as of December 31, 2004 are as follows:

(in millions of Korean won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	934,036	95.72	(Won)	1,311,073	99.95	(Won)	2,245,109	98.14
USA		41,752	4.28		701	0.05		42,453	1.86

	(Won)	975,788	100.00	(Won)	1,311,774	100.00	(Won)	2,287,562	100.00

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The guarantees and acceptances risk concentration by industry as of December 31, 2004 are as follows:

(in millions of Korean won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Manufacturing	(Won)	373,205	38.25	(Won)	862,433	65.75	(Won)	1,235,638	54.02
Service		265,714	27.23		346,398	26.41		612,112	26.76
Finance		242,520	24.85		911	0.07		243,431	10.64
Others		94,349	9.67		102,032	7.77		196,381	8.58

	(Won)	975,788	100.00	(Won)	1,311,774	100.00	(Won)	2,287,562	100.00

15. Derivatives

The Bank’s derivative instruments are divided into hedge derivatives and trading derivatives, based on the nature of the transaction. The Bank enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities. Some hedging transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported in the current operations, or where the hedged item cannot be specifically identified

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Bank also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

Hedge derivatives mainly consist of interest rate swaps to hedge the fair value changes of debentures arising from the interest rate fluctuations.

The notional amounts outstanding for derivative contracts as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004						2003
	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
Future	(Won)	605,224	(Won)	—	(Won)	605,224	(Won)	519,665	(Won)	—	(Won)	519,665
Swap		31,951,803		1,007,900		32,959,703		26,773,100		598,900		27,372,000
Option bought		354,190		—		354,190		810,000		—		810,000
Option sold		854,190		—		854,190		1,530,000		—		1,530,000

		33,765,407		1,007,900		34,773,307		29,632,765		598,900		30,231,665

Currency related
Forward		53,943,197		—		53,943,197		25,870,850		—		25,870,850
Future		2,537,269		—		2,537,269		967,823		—		967,823
Swap		4,184,152		—		4,184,152		4,136,776		—		4,136,776
Option bought		245,387		—		245,387		28,148		—		28,148
Option sold		270,247		—		270,247		81,450		—		81,450

		61,180,252		—		61,180,252		31,085,047		—		31,085,047

Stock related
Future		3,406		—		3,406		—		—		—
Option bought		1,743,480		—		1,743,480		1,964,870		—		1,964,870
Option sold		1,729,630		—		1,729,630		1,954,093		—		1,954,093

		3,476,516		—		3,476,516		3,918,963		—		3,918,963

	(Won)	98,422,175	(Won)	1,007,900	(Won)	99,430,075	(Won)	64,636,775	(Won)	598,900	(Won)	65,235,675

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Gains and losses on derivatives as of and for the year ended December 31, 2004 are as follows:

(in millions of Korean Won)
Gain on derivatives
Gain on derivative transactions	(Won)	4,057,392
Gain on valuation of derivatives		2,196,112
Gain on fair value hedged items		6,065

	(Won)	6,259,569

Loss on derivatives
Loss on derivative transactions	(Won)	3,990,483
Loss on valuation of derivatives		2,050,551
Loss on fair value hedged items		3,890

	(Won)	6,044,924

The summary of derivative transactions for the year ended December 31, 2004 and 2003 are as follows:

1) For the year ended December 31, 2004

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
-Option bought	(Won)	4,234	(Won)	—	(Won)	4,234	(Won)	3,192	(Won)	—	(Won)	3,192	(Won)	6,202	(Won)	—
-Option sold		4,052		—		4,052		9,865		—		9,865		—		17,757
-Swap		319,044		3,890		322,934		279,831		6,065		285,896		316,333		354,023

		327,330		3,890		331,220		292,888		6,065		298,953		322,535		371,780

Currency related
-Forward		1,519,740		—		1,519,740		1,480,920		—		1,480,920		1,519,636		1,486,626
-Option bought		323		—		323		1,792		—		1,792		281		887
-Option sold		2,683		—		2,683		379		—		379		827		379
-Swap		321,802		—		321,802		250,158		—		250,158		476,703		287,203

		1,844,548		—		1,844,548		1,733,249		—		1,733,249		1,997,447		1,775,095

Stock related
-Option bought		10,554		—		10,554		8,718		—		8,718		72,002		—
-Option sold		9,790		—		9,790		9,631		—		9,631		—		72,755

		20,344		—		20,344		18,349		—		18,349		72,002		72,755

	(Won)	2,192,222	(Won)	3,890	(Won)	2,196,112	(Won)	2,044,486	(Won)	6,065	(Won)	2,050,551	(Won)	2,391,984	(Won)	2,219,630

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

2) For the year ended December 31, 2003

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
-Option bought	(Won)	770	(Won)	—	(Won)	770	(Won)	1,705	(Won)	—	(Won)	1,705	(Won)	6,487	(Won)	—
-Option sold		2,212		—		2,212		8,473		—		8,473		—		13,942
-Swap		97,875		—		97,875		81,785		10,715		92,500		142,201		228,885

		100,857		—		100,857		91,963		10,715		102,678		148,688		242,827

Currency related
-Forward		149,056		—		149,056		156,773		—		156,773		152,104		178,064
-Option bought		94		—		94		—		—		—		94		—
-Option sold		358		—		358		581		—		581		130		615
-Swap		31,005		—		31,005		50,423		—		50,423		258,136		82,827

		180,513		—		180,513		207,777		—		207,777		410,464		261,506

Stock related
-Option bought		105,536		—		105,536		15,184		—		15,184		192,100		—
-Option sold		13,491		—		13,491		93,546		—		93,546		—		181,938

		119,027		—		119,027		108,730		—		108,730		192,100		181,938

	(Won)	400,397	(Won)	—	(Won)	400,397	(Won)	408,470	(Won)	10,715	(Won)	419,185	(Won)	751,252	(Won)	686,271

16. Commitments and Contingencies

As of December 31, 2004, the Bank faces 192 pending legal actions involving aggregate amount of damages of (Won)423,013million. On the other hand, the Bank also filed 237 lawsuits, which are still pending, with an aggregate amount of claims of (Won)129,598 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

Details of the pending material legal actions charged against the Bank are as follows:

(in millions of Korean Won)			Results
	Exposure to possible loss		1st trial	2nd trial	3rd trial
Details
Cancellation of a registered mortgage (12 cases)	(Won)	6,696	closed	in progress
Confirmation of obligations		14,722	closed	closed	in progress
Indemnification for damage etc.		19,303	closed	in progress

As of December 31, 2004, the Bank has entered into commitments to provide a credit line of (Won)5,226,756 million, and to purchase commercial papers amounting to (Won)1,073,300 million, with several special purpose companies. Commitments to provide a credit line and to purchase commercial paper with a one year term amounted to (Won)123,500 million and (Won)972,000 million, respectively. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds and subordinated bonds within the contracted term and amounts.

As of December 31, 2004, loans outstanding under the credit line commitment amounted to (Won)196,858 million, and there is no outstanding balance for commercial papers under the purchase commitment. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserves. As of December 31, 2004, the Bank provided (Won)438,343 million in other allowances for its expected losses related to these commitments.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, post settlements on the loan sales transactions with Korea Asset Management Corporation (“KAMCO”) have been completed. Accordingly, the Bank provided allowances of (Won)217million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement on loans amounting (Won)692 million.

As of December 31, 2003, the Bank provided (Won)142,021 million as allowances for tax deficiencies resulting from the tax investigations by the National Tax Administration (“NTA”) for the fiscal years 1998 to 2001. In the current period, the NTA assessed the Bank (Won)123,310 million in tax deficiencies, wherein the Bank actually paid (Won)122,852 million and subsequently recording the difference between the accrued assessment and the actual assessment paid of (Won)18,711 million as non-operating income. As of December 31, 2004, the unpaid tax deficiencies of (Won)458 million still remain under other allowances.

As of December 31, 2004, the Bank still holds (Won)6,629,858 million in unexpired rights to claim from borrowers or guarantors for loans in accordance with the relevant law. This amount, however, has been written off.

As of December 31, 2004, the Bank recorded receivables amounting to (Won)1,162,161 million, and payables amounting to (Won)1,468,528 million for unsettled foreign currency spot transactions.

The Bank entered into an alliance with Woori Credit Card, Citibank and Nonghyup for the operation of a credit card business. Accordingly, the Bank shares the related revenue from such business operation.

As of December 31, 2004, the Bank has provided one blank promissory note and one promissory note with face value of (Won) 2,000,000 million to Korea Securities Finance Corporation as collateral for borrowings and other obligations. Also, as of December 31, 2004, the Bank transferred endorsed bills amounting to (Won)9,396 million.

In accordance with the November 24, 2003 agreement with the creditors’ committee of LG Card Company, Limited(‘LG Card’), which is experiencing a financial crisis, the Bank provided the said company loans totaling (Won)437,000 million. And on January 9, 2004, the Bank agreed to also provide additional loans of (Won) 205,900 million, a debt-equity swap of (Won) 518,600 million, and an extension of maturities of loans maturing in 2004. On February 13, 2004, the Bank executed first debt-equity swap with LG Card for (Won)156,350 million for loans amounting to (Won)145,950 million and corporate debt securities amounting to (Won)10,400 million. After the capital reduction in May 2004 at a rate of 43.4:1, a second debt-equity swap was executed in July 28, 2004 amounting to (Won)362,250 million for loans of (Won)348,364 million and corporate debt securities of (Won)13,886 million. As of December 31, 2004, the Bank’s total exposure related to LG Card includes loans and debt-equity swapped equity securities amounting to (Won)237,900 million and (Won)291,072 million, respectively. Also, in accordance with the agreement with the creditors’ committee, the Bank participated in capital increase of LG Card by providing paid-in-capital of (Won)75,800 million on January 28, 2005. Furthermore, as of December 31, 2004, asset backed debt securities amounting to (Won)241,434 million, related with domestic credit card companies and capital companies, is included in the Bank’s investment securities. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying non-consolidated financial statements.

17. Capital Stock

As of December 31, 2004, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. EURO-PACIFIC GROWTH FUND owns 4.26% of the total issued shares. As of December 31, 2004, 47,503,730 common shares, equivalent to 14.12% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares, and one new Bank share for an H&CB share. The new shares were listed on the

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Korea Stock Exchange as of November 9, 2001. Further, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, that entity’s voting rights are limited to 4% shareholding.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively by an appropriate resolution of the Bank’s Board of Directors.

18. Capital Surplus

The movements in capital surplus for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	—	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229

	(Won)	6,230,738	(Won)	—	(Won)	6,230,738

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

19. Retained Earnings

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is only available for being transferred to capital stock or used to reduce accumulated deficit.

Under the guidance provided by Financial Supervisory Services, the Bank is required to appropriate, as a reserve for improvement of financial structure, a minimum of 10% of its annual income less carried over accumulated deficit, until its capital adequacy ratio equals 5.5%. This reserve is only available for being transferred to capital stock or used to reduce accumulated deficit.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. However, as of January 1, 2002, the requirement was no longer effective.

The Bank, at its own option, also appropriated a portion of retained earnings as other reserves for the operations of overseas branches.

There were no dividends declared for the year ended December 31, 2003. For the year ended December 31, 2004, cash dividends were declared as follows:

	2004
Shares outstanding		336,379,116
Treasury stock		(29,881,209)

Shares entitled to dividends		306,497,907

Dividend rate(%)		11.00

Dividend amount (in millions of Won)	(Won)	168,574

Dividend payout ratio(%)		30.36
Dividend profit ratio(%)		1.36

As approved by the shareholders on March 23, 2004, the Bank offset the discretionary reserves of (Won)754,900 million against the prior year’s undisposed deficit of (Won)754,855 million (which is the amount before reflecting restatement of prior period financial statements referred at Note 38).

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

20. Capital Adjustments

The movements in capital adjustments for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Beginning Balance		Increase/ Decrease		Disposal/ Realization[1]		Ending Balance
Treasury stock	(Won)	(1,328,312)	(Won)	—	(Won)	5,992	(Won)	(1,322,320)
Unrealized gain on available-for-sale securities		137,987		375,798		(74,995)		438,790
Unrealized gain on investment in associates		4,624		2,127		(1,059)		5,692
Stock options		26,211		5,101		(1,699)		29,613
Loss on disposal of treasury stock		(749)		(710)		—		(1,459)

	(Won)	(1,160,239)	(Won)	382,316	(Won)	(71,761)	(Won)	(849,684)

1	Changes in foreign exchange rates from capital adjustments are included.

The Bank, with the approval of the Board of Directors on July 26, 2002, established an employee stock option plan for the welfare of the employees and purchased three million shares of treasury stock under the said plan. On July 26, 2002, the Bank contributed one million shares to the Employee Stock Ownership Association.

In accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares depending on certain market conditions. As a result of the acquisition, the Bank holds 8.88% the total common stock issued as treasury stock as of December 31, 2004.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

21. Employee Stock Options

As of December 31, 2004, the stock options granted to the Bank’s executives and chief executive officer are as follows:

	Grant Date	Shares Granted	Forfeiture	Shares Exercised	Shares Outstanding	Exercise Price		Exercise Period
Series 1	00.03.18	233,940	121,411	71,641	40,888	(Won)	23,469	03.03.19 -05.03.18
Series 2	01.03.15	214,975	16,882	22,056	176,037		28,027	04.03.16 -09.03.15
Series 3	98.10.31	400,000	—	400,000	—		5,000	01.11.01 -04.10.31
Series 4	99.02.27	280,000	59,892	220,108	—		13,900	02.02.28 -05.02.27
Series 5	00.02.28	267,000	65,218	41,784	159,998		27,600	03.03.01 -06.02.28
Series 6	01.03.24	111,000	38,624	11,216	61,160		25,100	04.03.25 -07.03.24
Series 71 2	01.11.16	850,000	200,000	—	650,000		51,200	04.11.17 -09.11.16
Series 8-1[2]	02.03.22	132,000	89,753	—	42,247		57,100	05.03.23 -10.03.22
Series 8-2[3]	02.03.22	490,000	166,466	—	323,534		57,100	05.03.23 -10.03.22
Series 9[3]	02.07.26	30,000	—	—	30,000		58,800	05.07.27 -10.07.26
Series 10-1[2]	03.03.21	140,000	59,947	—	80,053		35,500	06.03.22 -11.03.21
Series 10-1[3]	03.03.21	180,000	64,090	—	115,910		35,500	06.03.22 -11.03.21
Series 11[3]	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 -11.08.27
Series 12[3]	04.02.09	85,000	—	—	85,000		46,100	07.02.10 -12.02.09
Series 13-1[2]	04.03.23	20,000	—	—	20,000		47,200	07.03.22 -12.03.23
Series 13-2[3]	04.03.23	10,000	—	—	10,000		47,200	07.03.22 -12.03.23
Series 14	04.11.01	700,000	—	—	700,000		37,600	07.11.02 -12.11.01
Increase due to merger-1[4]	01.03.22	22,146	—	—	22,146		71,538	04.03.23 -11.03.22
Increase due to merger-22 4	02.03.29	9,990	—	—	9,990		129,100	04.03.30 -11.03.29

		4,206,051	907,192	766,805	2,532,054

1	The stock options excluded the 200,000 shares, which were to be additionally granted if the three-month weighted average stock price of the Bank prior to the exercise period is higher than that of any other listed banks and the Bank achieves total market value and ROE target, due to failure of target achievement.
2	The exercise prices are based on the increase rate of the stock price index in the banking industry. The exercise price of series 7, which was granted on November 16, 2001, is fixed at (Won)51,200 based on the beginning exercise date.
3	The number of shares to be granted will be determined by the results of the evaluation of the grantees after 3 years from grant date. The number of shares is calculated under the assumption that the performance-based stock options have been fully granted.
4	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise prices and number of shares have been adjusted in proportion to the merger ratio.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Assumptions used under the fair value basis method are summarized as follows:

	Stock price as of grant date (Won)		Risk free interest rate [1] (%)	Expected exercise period (years) [2]	Volatility of underlying stock price [3] (%)	Expected dividend rate [4] (%)	Compensation cost (Won)
Series 1	(Won)	21,441	9.32	4.00	71.14	2.25	(Won)	12,638
Series 2		25,156	6.06	5.50	70.30	2.47		15,987
Series 3		5,430	9.74	3.00	59.06	1.14		1,395
Series 4		33,750	4.74	0.33	73.30	1.93		19,850
Series 5		33,750	4.74	1.33	73.30	1.93		13,320
Series 6		33,750	4.74	2.42	73.30	1.93		17,117
Series 7		45,800	4.91	3.00	58.90	—		18,364
Series 8-1		58,000	6.14	3.00	53.56	—		24,494
Series 8-2		58,000	6.14	3.00	53.56	—		24,494
Series 9		53,900	5.73	3.00	43.09	—		17,333
Series 10-1		36,500	4.74	3.00	48.77	—		11,961
Series 10-2		36,500	4.74	3.00	48.77	—		14,073
Series 11		41,100	5.75	3.00	44.48	—		15,098
Series 12		47,000	4.90	3.00	42.74	—		16,430
Series 13-1		45,900	4.67	3.00	42.74	—		15,122
Series 13-2		45,900	4.67	3.00	42.74	—		15,120
Series 14		37,400	3.54	3.00	44.14	—		12,234
Increase due to merger-1		27,200	5.17	3.00	46.02	—		8,447
Increase due to merger-2		55,900	6.39	2.00	49.24	20		6,536

1	Interest rate of government bonds as of grant date.
2	The average of vesting period and exercise period was applied for series 11 and 12. Vesting period was applied for series 13-14 and stock options succeeded from Kookmin Credit Card Co., Ltd.
3	Annualized stock volatility for the past one-year period before the grant date was applied for series 11 and 12 and stock options succeeded from Kookmin Credit Card Co., Ltd., and the average of stock volatility of banking industries and the Bank was applied for series 13 and 14.
4	Average historical dividend rate for the past period from grant date that equals the expected exercise period, were assumed.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The compensation costs recognized and compensation costs to be recognized in the future as of December 31, 2004 are as follows:

(in millions of Korean won)
	Compensation cost recognized						Compensation cost to be recognized
	Prior period compensation cost		Current period compensation cost		Accumulated compensation cost		Within 1 year		More than 1 year to 2 years		More than 2 years to 3 years		Total		Total compensation cost
Series 1	(Won)	517	(Won)	—	(Won)	517	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	517
Series 2		2,580		234		2,814		—		—		—		—		2,814
Series 5		2,131		—		2,131		—		—		—		—		2,131
Series 6		960		87		1,047		—		—		—		—		1,047
Series 7		10,840		1,097		11,937		—		—		—		—		11,937
Series 8-1		604		345		949		86		—		—		86		1,035
Series 8-2		5,296		1,968		7,264		660		—		—		660		7,924
Series 9		246		173		419		101		—		—		101		520
Series 10-1		427		131		558		319		80		—		399		957
Series 10-2		633		318		951		544		136		—		680		1,631
Series 11		50		(16)		34		26		17		—		43		77
Series 12		—		388		388		466		466		78		1,010		1,398
Series 13-1		—		76		76		101		101		24		226		302
Series 13-2		—		38		38		50		50		13		113		151
Series 14		—		238		238		2,855		2,855		2,616		8,326		8,564
Increase due to merger-1		171		16		187		—		—		—		—		187
Increase due to merger-2		57		8		65		—		—		—		—		65

	(Won)	24,512	(Won)	5,101	(Won)	29,613	(Won)	5,208	(Won)	3,705	(Won)	2,731	(Won)	11,644	(Won)	41,257

As of December 31, 2004, the weighted average exercise price per stock option granted is (Won)43,632 and the weighted average compensation cost per stock option granted is (Won)16,294.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

22. Other Non-Interest Income (Expenses)

Other non-interest income and expenses for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Amount
Other non-interest income
- Realized gain on trading securities	(Won)	147,631
- Unrealized gain on trading securities		26,745
- Income from beneficiary certificates		384,747
- Gain on trust management		117,869
- Gain on valuation of derivatives		2,196,112
- Gain on fair value hedged items		6,065
- Others		41,945

	(Won)	2,921,114

Other non-interest expenses
- Realized loss on trading securities		69,214
- Contributions to special funds		179,922
- Loss on valuation of derivatives		2,050,551
- Others		505,036

	(Won)	2,804,723

23. General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Amount
Salaries and wages	(Won)	1,196,981
Retirement benefits (Note 12)		124,608
Other employee benefits		335,764
Rent		79,139
Depreciation		333,019
Amortization		82,270
Taxes and dues		122,982
Advertising		43,869
Ordinary Research and Development		134,300
Fees and commissions		95,898
Others		209,684

	(Won)	2,758,514

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

24. Non-Operating Income (Expenses)

Non-operating income (expenses) for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Amount
Non-operating income
- Gain on disposal of fixed assets	(Won)	29,546
- Rent income		3,171
- Unrealized gain on investment in associates		—
- Realized gain on available-for-sale securities		77,823
- Realized gain on held-to-maturity securities		1,517
- Realized gain on investment in associates		1,146
- Reversal of impairment loss on tangible assets		3,281
- Gain on sale of loans		23,770
- Others		171,298

		311,552

Non-operating expenses
- Loss on disposal of fixed assets		16,736
- Loss on impairment loss on tangible assets		19,384
- Unrealized loss on investment in associates		5,014
- Realized loss on available-for-sale securities		24,350
- Realized loss on held-to-maturity securities		3
- Impairment loss on available-for-sale securities		82,272
- Early retirement benefits		50,029
- Loss on sale of loans		1,183,331
- Others		121,003

		1,502,122

	(Won)	(1,190,570)

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

25. Income Tax Expense

Income tax expense for the year ended December 31, 2004 and 2003 are as follows:

(in millions of Won)	2004		2003
Income tax payable	(Won)	178,871	(Won)	23
Deferred income taxes from temporary differences		164,790		(285,864)
Deferred income taxes from accumulated deficit		—		(168,645)
Deferred tax credit		—		(3,951)
Retained earnings and other capital surplus adjustments 1*		(313)		2,033

Income tax expense(benefit)	(Won)	343,348	(Won)	(456,404)

1	Income tax effect from the change in retained earnings by applying the equity method accounting to subsidiaries and from the loss on disposal of treasury stock.

The statutory income tax rate applicable to the Bank, including resident tax surcharges, is 29.7% for the years ended December 31, 2004 and 2003. However, due to tax adjustments, the effective tax rate for the years ended December 31, 2004 and 2003 are 38.21% and 32.91%. The statutory income tax rate of 27.5% is applied for deferred income tax assets (liabilities) that will be realized after 2005, reflecting the 2% corporate tax rate cut from 2005. The basis for calculating the effective tax rate is as follows:

(in millions of Won)	2004		2003
Net income (loss) before income taxes	(Won)	898,598	(Won)	(1,386,760)

Income tax expense based on statutory tax rate(29.7%)		266,884		(411,868)
Tax effects on adjustments
Adjustments to increase taxable income		110,844		97,458
Adjustments to decrease taxable income		(47,512)		(166,668)
Tax rate discount effect		13,132		24,674

Income tax expense (benefit) per statements of operations	(Won)	343,348	(Won)	(456,404)

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The significant changes in accumulated temporary differences and deferred income taxes for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Beginning balance		Increase	Decrease	Ending balance	Deferred tax asset (liability)
Allowance for loan losses	(Won)	299,023	574,629	274,688	598,964	(Won)	164,715
Accrued interest		(349,435)	(267,558)	(308,069)	(308,924)		(84,954)
Unrealized loss on securities		762,266	646,073	682,038	726,301		199,733
Unrealized gain on derivatives		(35,045)	(124,245)	(23,924)	(135,366)		(37,226)
Present value discounts		14,774	4,279	14,774	4,279		1,177
Allowance for losses on guarantees and acceptances		1,074	1,126	1,074	1,126		310
Stock options		26,211	29,613	26,211	29,613		8,143
Loss on fair value hedges		(1,502)	(2,176)	—	(3,678)		(1,011)
Accumulated depreciation		8,313	102	4,260	4,155		1,143
Other allowances		505,372	636,457	505,372	636,457		175,025
Others		104,471	232,281	329,516	7,236		1,990
Net operating loss carry-forward		567,825	—	567,825	—		—

		1,903,347	1,730,581	2,073,765	1,560,163		429,045

Deferred income tax deduction	(Won)	3,951	—	3,951	—		—

						(Won)	429,045

26. Earnings Per Share

The weighted average number of common shares outstanding for the years ended December 31, 2004 and 2003 are calculated as follows:

	2004	2003
Number of common shares outstanding-beginning balance	336,379,116	330,327,726
Weighted average number of treasury common shares	(29,947,507)	(4,327,815)

Weighted average number of common shares outstanding	306,431,609	325,999,911

Details of the computation of the basic earnings (loss) per share (“EPS”) and basic ordinary income (loss) per share for the years ended December 31, 2004, and 2003 are shown below.

	2004		2003
Net income (loss) (in millions of Won)	(Won)	555,250	(Won)	(930,356)
Weighted average number of common shares outstanding		306,431,609		325,999,911

Basic earnings (loss) per share and basic ordinary income (loss) per share (in Won)	(Won)	1,812	(Won)	(2,854)

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Details of the computation of the diluted EPS and diluted ordinary income per share for the years ended December 31, 2004, and 2003 are shown below.

	2004		2003
Net income (loss) (in millions of Korean won)	(Won)	555,238	(Won)	(930,356)
Weighted average number of common shares outstanding		306,529,707		325,999,911

Diluted earnings (loss) per share and ordinary income (loss) per share (in won)	(Won)	1,811	(Won)	(2,854)

Potential common shares as of December 31, 2004 are as follows:

	Exercise Period	Shares Outstanding	Exercise Price
Stock options	2001.11.01 - 2012.11.01	2,532,054	(Won)	5,000 –	(Won)129,100

As discussed in Note 38, the Bank restated net loss and basic loss per share for the year ended December 31, 2003 from (Won)753,348 million and (Won)2,311 to (Won)930,356 million and (Won)2,854, respectively, to comply with the Securities and Futures Commission’s announced the results of the investigation on Kookmin Bank’s accounting treatments.

27. Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2004 are the following :

	Total Balances			Major Denomination Currencies
	Millions of Korean Won		Thousands of US Dollars[1]	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	124,735	$119,501	$52,102	€15,928	¥3,446,955
Due from banks		607,447	581,957	550,641	3,849	2,277,613
Securities		950,807	910,909	713,604	—	4,280,373
Loans		3,860,828	3,698,819	486,690	—	33,744,003
Bills bought		574,785	550,665	492,775	36,516	682,658
Call loans		191,784	183,736	163,600	—	500,000
Liabilities
Deposits		1,434,061	1,373,885	862,896	46,339	33,911,574
Borrowings		2,540,260	2,433,665	1,859,413	40,051	46,777,477
Due to Bank of Korea		2,007	1,923	1,923	—	—
Call money		13,685	13,111	1,000	—	200,000
Debentures		696,522	667,294	570,752	—	—
Unsettled foreign exchange liabilities		21,395	20,497	16,305	596	120,366

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Significant assets and liabilities denominated in foreign currencies as of December 31, 2003 are the following :

	Total Balances			Major Denomination Currencies
	Millions of Korean Won		Thousands of US Dollars[1]	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	228,153	$190,476	$76,612	€22,070	(Won)	7,223,564
Due from banks		601,624	502,275	478,539	3,015		1,798,015
Securities		1,350,145	1,127,187	969,825	3,960		3,674,314
Loans		4,019,930	3,356,094	2,464,055	37,850		79,081,632
Bills bought		533,294	445,228	415,863	15,003		817,496
Advances payments on acceptances and guarantees		4,593	3,835	3,835	—		—
Call loans		5,351	4,467	4,000	—		50,000
Liabilities
Deposits		1,475,373	1,231,736	843,970	14,493		27,863,430
Borrowings		3,322,917	2,774,184	2,138,815	39,595		60,834,504
Due to Bank of Korea		12,608	10,526	10,526	—		—
Call money		193,700	161,713	157,600	—		300,000
Debentures		896,621	748,557	741,129	—		—
Unsettled foreign exchange liabilities		22,600	18,868	11,569	161		89,793

1	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at the balance sheet date.

28. Transactions with Financial Institutions

The assets and liabilities arising from transactions with financial institutions for year ended December 31, 2004 are as follows:

(in millions of Korean won)	Description	Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	In Won	(Won)	1,685,105	(Won)	276,182	(Won)	104,700	(Won)	2,065,987
	In foreign currencies		43,631		558,771		5,045		607,447

		(Won)	1,728,736	(Won)	834,953	(Won)	109,745	(Won)	2,673,434

Loans	In Won	(Won)	—	(Won)	6,623	(Won)	682,384	(Won)	689,007
	In foreign currencies		—		809,978		340,448		1,150,426
	Others		—		2,991,017		1,111,480		4,102,497

		(Won)	—	(Won)	3,807,618	(Won)	2,134,312	(Won)	5,941,930

Deposits	In Won	(Won)	—	(Won)	1,683,255	(Won)	5,240,889	(Won)	6,924,144
	In foreign currencies		—		—		110,000		110,000

		(Won)	—	(Won)	1,683,255	(Won)	5,350,889	(Won)	7,034,144

Borrowings	In Won	(Won)	920,144	(Won)	158,245	(Won)	5,227	(Won)	1,083,616
	In foreign currencies		—		1,684,978		13,882		1,698,860
	Others		2,007		13,685		638,500		654,192

		(Won)	922,151	(Won)	1,856,908	(Won)	657,609	(Won)	3,436,668

Debentures	In Won	(Won)	—	(Won)	—	(Won)	132,900	(Won)	132,900
	In foreign currencies		—		696,522		—		696,522

		(Won)	—	(Won)	696,522	(Won)	132,900	(Won)	829,422

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

29. Related Party Transactions

Significant transactions with related parties for the year ended December 31, 2004 and 2003 are as follows:

(in millions of Korean won)		2004		2003
	Account	Balances	Transactions	Balances	Transactions
KB Investment Co., Ltd.	Deposits	17,423	(432)	9,624	(484)
	Other liabilities	316	—	191	—
KB Data Systems Co., Ltd.	Fixed assets	13,318	—	13,780	—
	Other assets	98		34	—
	Deposits	12,047	(418)	5,582	(265)
	Other liabilities	5,596	(19,694)	2,832	(15,925)
	Borrowings	1,100	(19)	—	—
	Commissions income	—	—	—	53
KB Futures Co., Ltd.	Due from banks	—	1	40	3
	Other assets	22	82	26	77
	Deposits	4,410	(307)	9,793	(497)
	Borrowings	5,000	(122)	—	—
	Other liabilities	1,614	—	1,663	—
	Commissions income	—	11	—	9
	Commissions expenses	—	(523)	—	(187)
Kookmin Bank Luxembourg S.A.	Due from banks	—	70	51,784	2,215
	Loans	—	184	76,659	739
	Other assets	—	—	176	2,900
	Borrowings	—	(178)	140,880	(193)
	Other liabilities	—	—	—	(1,352)
Kookmin Bank International Ltd.(London)	Due from banks	2,762	29	33,754	904
	Loans	242,005	3,142	95,824	1,765
	Other assets	1,005	637	405	477
	Borrowings	101,812	(547)	108,272	(501)
	Other liabilities	—	(2,190)	1,203	(4,011)
	Commissions expenses	—	(2,378)	—	(1,398)
Kookmin Bank Hong Kong Ltd.	Due from banks	619	61	372	857
	Loans	170,661	4,380	98,579	1,802
	Other assets	540	—	152	109
	Borrowings	12,145	(22)	173,121	(4)
	Commissions expenses	—	(1,802)	—	(1,777)
KB Asset Management	Deposits	25,729	(866)	46,244	(1,250)
	Other liabilities	524	—	234	(5)
KB Real Estate Co., Ltd.	Loans	33,961	2,035	25,000	2,578
	Other assets	14	—	—	—
	Deposits	168	(43)	1,838	(27)
	Other liabilities	1,748	—	1,755	—
	Rent	—	152	—	—
Jooeun Industrial Co., Ltd.	Loans	70,808	—	139,425	—
KB Credit Information Co., Ltd.	Deposits	14,301	(385)	11,446	(457)
	Other liabilities	8,062	—	8,482	—
	Commissions expenses	—	32,938	—	(38,481)
KB Life Insurance Co., Ltd.	Other assets	3,037	—	—	—
	Deposits	4,622	(51)	—	—
	Other liabilities	2,581	—	—	—
	Commissions income	—	17,801	—	—
	Rent	—	54	—	—

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

30. Interest Bearing Assets and Liabilities

Interest bearing assets and liabilities as of December 31, 2004 and the related interest income and interest expenses for the year then ended are as follows:

(in millions of Korean won)	Average Balance		Interest Income		Average Yield (%)
Assets
Due from banks	(Won)	829,905	(Won)	9,995	1.20
Securities		23,818,203		1,045,947	4.39
Loans		139,533,481		10,279,924	7.37

	(Won)	164,181,589	(Won)	11,335,866

Liabilities
Deposits	(Won)	129,654,719	(Won)	3,909,204	3.02
Borrowings		10,891,248		326,586	3.00
Debentures		19,046,584		1,116,110	5.86

	(Won)	159,592,551	(Won)	5,351,900

31. Operations of Trust Accounts

The summarized statement of assets and liabilities of trust accounts as of December 31, 2004 are categorized into principal or dividend guaranteed money trusts, performance money trusts and property trusts, as follows:

(in millions of Korean won)	Guaranteed Money Trusts		Performance Money Trusts		Property Trusts		Total
Securities	(Won)	2,874,475	(Won)	3,676,741	(Won)	1,041,021	(Won)	7,592,237
Loans		211,489		150,416		—		361,905
Receivables		—		—		10,679,316		10,679,316
Due from banking accounts		116,824		210,916		101,729		429,469
Call loans		96,000		4,000		—		100,000
Allowance for loan losses		(33,710)		(13,482)		—		(47,192)
Other assets		50,216		73,015		927,079		1,050,310

Total assets	(Won)	3,315,294	(Won)	4,101,606	(Won)	12,749,145	(Won)	20,166,045

Trusts	(Won)	3,108,612	(Won)	3,920,223	(Won)	12,534,329	(Won)	19,563,164
Reserves for future losses		53,349		2,656		—		56,005
Other liabilities		153,333		178,727		214,816		546,876

Total liabilities	(Won)	3,315,294	(Won)	4,101,606	(Won)	12,749,145	(Won)	20,166,045

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The Bank is liable as of December 31, 2004 for the following portion of the difference between the book value and fair value of principal and/or related profit guaranteed money trusts:

(in millions of Korean won)	Book Value		Fair Value		Liability
Principal guaranteed money trusts	(Won)	3,233,059	(Won)	3,255,108	(Won)	—
Principal and dividend guaranteed money trusts		82,235		82,868		—

	(Won)	3,315,294	(Won)	3,337,976	(Won)	—

The key results of operations from transactions between bank accounts and trust accounts, excluding securities investment trust, for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Trust Account Related Income			Trust Account Related Expenses
Gain on trust management	(Won)	102,148	Interest expense on borrowings from trust accounts	(Won)	34,575
Early withdrawal penalties		73

	(Won)	102,221		(Won)	34,575

32. Business Combination with H&CB

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for every 1.688346 old shares of the Bank and 1 share of H&CB. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

33. Merger with Kookmin Credit Card Co., Ltd.

The Bank obtained approval from its Board of Directors on May 30, 2003 to merge with Kookmin Credit Card Co., Ltd., (the “Subsidiary”) of which the Bank previously owned 74.27%, and merged with the Subsidiary on September 30, 2003.

The merger was effected through the issuance of 8,120,431 common shares by the Bank to the shareholders of the Subsidiary as of July 24, 2003, at a ratio of 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The newly issued common shares due to this transaction constituted 2.4% of total outstanding shares of the Bank as of September 30, 2003.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

34. Statement of Cash Flows

Cash and cash equivalents as of December 31, 2004 and 2003 as presented in the statements of cash flows are as follows:

(in millions of Won)	2004		2003
Cash on hand	(Won)	2,380,578	(Won)	2,945,921
Cash in foreign currencies		124,735		228,153
Due from banks in Won		2,068,749		2,763,457
Due from banks in foreign currencies		607,447		601,624

		5,181,509		6,539,155
Restricted deposits		(1,819,977)		(2,767,398)

	(Won)	3,361,532	(Won)	3,771,757

Major transactions that do not involve cash inflows and cash outflows for the year ended December 31, 2004, and 2003 are presented as follows:

(in millions of Won)	2004		2003
Change due to the merger with KB Credit Card Co., Ltd.	(Won)	—	(Won)	10,595,409
Unrealized gains on investment securities		300,802		(122,888)
Write-off of loans		5,293,809		4,773,212
Decrease in loan loss provision due to sales of non-performing loans		644,590		60,401
Conversion of loans into equity securities		181,034		33,415

35. Business Segments

The following table shows the general information and the distribution of the Bank’s operations by business segment as of and for the year ended December 31, 2004:

(1) General information

Business Scope
Retail Banking	Operation of loans to individual, household and related to it
Corporate Banking	Operation of loans to corporate and related to it
Capital Markets Activities	Operation of funds and securities
Credit Card Operations	Operation of credit card and card loan
Others	Others

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

(2) Financial information

(in millions of Korean won)	Retail Banking		Corporate Banking		Capital Markets Activities		Credit Card Operations		Others		Total
Loans	(Won)	82,562,821	(Won)	42,356,089	(Won)	4,094,016	(Won)	7,021,125	(Won)	272	(Won)	136,034,323
Securities		—		953,208		26,294,868		—		350,661		27,598,737
Fixed assets		1,662,848		151,660		12,944		55,448		750,318		2,633,218
Other assets		2,318,209		201,915		7,633,536		1,593,234		1,714,012		13,460,906

Total assets	(Won)	86,543,878	(Won)	43,662,872	(Won)	38,035,364	(Won)	8,669,807	(Won)	2,815,263	(Won)	179,727,184

Operating revenue	(Won)	6,088,930	(Won)	3,339,648	(Won)	8,194,308	(Won)	2,647,841	(Won)	609,133	(Won)	20,879,860

The following table shows the general information and the distribution of the Bank’s operations by geographical market as of and for the year ended December 31, 2004:

(1) General information

The Bank’s operations consist of domestic operations and overseas operations.

(2) Financial information

(in millions of Korean won)	Domestic		Overseas		Total
Loans	(Won)	135,599,718	(Won)	434,605	(Won)	136,034,323
Securities		27,596,336		2,401		27,598,737
Fixed assets		2,630,151		3,067		2,633,218
Other assets		12,903,908		556,998		13,460,906

Total assets	(Won)	178,730,113	(Won)	997,071	(Won)	179,727,184

Operating revenue	(Won)	20,829,465	(Won)	50,395	(Won)	20,879,860

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

36. Final interim period performance

Final interim performance for the three-month periods ended December 31, 2004 and 2003, are as follows:

(in millions of Won)	2004		2003
Operating income	(Won)	7,013,515	(Won)	3,114,173
Operating expense		6,782,350		1,600,139
Operating (loss) income		231,165		1,514,034
Net loss		(127,259)		(521,088)
Loss per share (in Won)		(415)		(1,587)

37. Reclassification of Prior year Financial Statement Presentation

Certain accounts of prior year financial statements have been reclassified to conform to the current year financial statements presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

38. Results of Securities and Futures Commission (SFC)’s investigation and Restatement of prior periods’ financial statements

On of August 25, 2004, the Securities and Futures Commission’s (‘SFC’) announced the results of the investigation on Kookmin Bank’s accounting treatments related to acquisition of Kookmin Credit Card and other transactions.

(1) Results of Securities and Futures Commission’s investigation

Accounting treatment in relation to the acquisition of Kookmin Credit Card (‘KCC’)

As discussed earlier, the Bank merged with KCC in September 2003. Relative to the merger, for the year ended September 30, 2003, KCC failed to recognize an allowance on loan loss of (Won)1,266,405 million, which included other allowances of (Won)15,442 million, resulting in the overstatement of the its net income. Consequently, the Bank recognized unrealized gain on investment in associates of (Won)211,202 million in proportion to its 74.2692% interest in KCC which recorded a net income of (Won)284,373 million for the same period. Regarding KCC’s under-recording of the allowance of loan loss of (Won)1,266,405 million and the additional allowance on loan losses due to the difference in accounting treatments on the Bank’s consolidated financial statements of (Won)389,980 million, both of which total (Won)1,656,385 million, these were subsequently recorded by the Bank as allowance on loan loss due to merger of (Won)1,652,264 million and impairment loss on investments available-for-sale of (Won)4,121 million. To comply with the SFC’s instructions, the Bank recorded unrealized loss on investment in associates of (Won)1,018,982 million, proportionate to its 74.2692% interest in the sum of (Won)1,372,012, which is the total of KCC’s net loss of (Won)982,032 million and the additional allowance on loan loss due to merger of (Won)389,980 million; and deducted the minority interest of (Won)309,559 million from additional paid in capital.

Accounting treatment in relation to asset securitization

The Bank is currently offering credit lines to the KCC 16th Special Purpose Co., Ltd (‘SPC’) and FN Star 3rd SPC amounting to (Won)757,000 million (transferred value of (Won)1,243,000 million, transfer gain of (Won)488,000 million). However, the recovery rate of the assets transferred to the SPCs decreased dramatically between September 2003 and January 2004, before actual issuance of year-end financial status. As the present value of the underlying assets dropped below the SPC’s liability amount, there is a high probability that the Bank would be liable to cover the difference up to the credit line limit. Even though the Bank could have reflected the probable contingency loss amount by estimating future cash flows based on the recovery rates available to the latest month and the fair valuation models used at the point of asset securitization, the Bank appropriated only (Won)133,376 million for the estimable contingency loss of (Won)346,533 million, understating other allowances (allowance for acceptances and guarantees outstanding) by (Won)213,157 million and overstating net assets (understating net income) by the same amount.

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Accounting treatment in relation to Special Purpose Co., Ltd. currency swap

In relation to the early redemption of asset-backed securities (‘ABS’) by KCC 10th Special Purpose Co., Ltd on September 18, 2003, a settlement loss of (Won)27,159 million was paid to ING Bank due to a decline in currency swap interest rate. Therefore, since KCC, the holder of the ABS, guaranteed the payment of the loss, KCC should have recognized the settlement payment as loss and the Bank should have recognized its equity share portion of (Won)20,171 million and the excess amount over minority interest of (Won)6,988 million as unrealized loss on investment in associates. However, KCC recognized the swap settlement payment as asset, ABS advance payment, and the Bank accounted for the amount as contra account amount of liabilities, agency fee. As a result, the Bank understated the liability by (Won)27,159 million and overstated net assets by the same amount.

(2) Restatement of Prior periods’ financial statements

To comply with SFC’s instructions, the Bank restated its financial statements as of and for the year ended December 31, 2003 regarding the understatement of other allowance and overstatement of unrealized gain on investment in associates for the amount of (Won)213,157 million and (Won)27,159 million, respectively, by reversing the understatement of other allowance by (Won)213,157 million in income statement for the year ended in December 31, 2003 and overstatement of unrealized gain on investment in associates by (Won)27,159 million in income statement for the year ended in September 30, 2003. Therefore, the net income and retained earning before appropriation in the financial statements for the year ended in December 31, 2003 in the audit report dated March 3, 2004, were understated by (Won)177,008 million due to tax effect of the understatement of other allowance by (Won)213,157 million and the overstatement of unrealized gain on investment in associates by (Won)27,159 million.

The balance sheet as December 31, 2003 and income statement for the year ended December 31, 2003, presented herein for comparative purposes, has been restated in accordance with above.

The following summarizes the adjustments made by the Bank and the effects on financial statements of December 31, 2003 are as follows:

(in millions of Korean won)	Before Adjustments		After Adjustments
Balance sheet (2003.12.31)
Deferred income tax assets	(Won)	552,636	(Won)	615,944
Other allowances		647,393		860,550
Agency fee payable		337,624		364,783
Retained earnings		1,662,119		1,485,111

Income statement (2003.1.1-2003.12.31)
Unrealized gain on investment in associates	(Won)	267,870	(Won)	240,711
Provision of other allowances		432,871		646,028
Income tax benefit		(393,096)		(456,404)

The following shows the recomputed ordinary loss, net loss, ordinary loss per share and net loss per share as of and for the year ended December 31, 2003:

	December 31, 2003
(in millions of Korean won)	Before Adjustments		After Adjustments
Ordinary loss	(Won)	(753,348)	(Won)	(930,356)
Net loss		(753,348)		(930,356)
Ordinary loss per share(in Won)		(2,311)		(2,854)
Net loss per share(in won)		(2,311)		(2,854)

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

39. Subsequent Event

The Bank sold 49% of its ownership of KB Life Insurance Co., Ltd to ING Insurance International B.V. at (Won)14,821 million on January 25, 2005.

The Bank participated in increasing the paid in capitals of LG Card Co., Ltd. amounting to (Won)75,800 million on January 28, 2005, in accordance with the agreement with the creditors’ committee.

On January 25, 2005, the Bank agreed with the Bank’s labor union to implement an early retirement program to which about 2,200 employees applied as of February 2, 2005. Estimated cost for the said program is approximately (Won)256 billion.

On February 3, 2005, the Bank, with the approval of the Board of Directors, decided to contribute 2 million treasury stocks to the Employee Stock Ownership Association for the welfare of the employees.

40. Approval of Financial Statements

The Bank’s financial statements as of and for the year ended December 31, 2004, were approved by the board of directors on February 3,2005.

Exhibit 99.2

Kookmin Bank and Subsidiaries

Consolidated Operating Results for the Fiscal Year 2004

December 31, 2004 and December 31, 2003

(in millions of Won)	2004		2003
Assets
Cash and due from banks	(Won)	5,251,217	(Won)	6,560,651
Securities, net		30,303,215		29,337,684
Loans, net		136,102,701		141,144,849
Fixed assets, net		2,637,118		3,024,948
Other assets		8,481,033		6,754,658

Total assets	(Won)	182,775,284	(Won)	186,822,790

Liabilities and Shareholders’ Equity
Deposits	(Won)	130,133,873	(Won)	135,373,286
Borrowings		9,359,595		10,750,820
Debentures		21,867,820		19,182,576
Other liabilities		12,226,696		13,205,072

Total liabilities		173,587,984		178,511,754

Commitments and contingencies

Common stock ((Won)5,000 par value per share, 1 billion authorized shares and 336,379,116 shares outstanding in 2004)		1,681,896		1,681,896
Capital surplus		6,238,284		6,237,528
Retained earnings		2,091,960		1,535,656
Capital adjustments		(852,480)		(1,160,814)
Minority interest in consolidated subsidiaries		27,640		16,770

Total shareholders’ equity		9,187,300		8,311,036

Total liabilities and shareholders’ equity	(Won)	182,775,284	(Won)	186,822,790

The accompanying notes are an integral part of these consolidated financial statements.

1

(in millions of Won, except per share amounts)	2004		2003
Interest income
Interest on due from banks	(Won)	12,693	(Won)	10,997
Interest on trading securities		289,393		303,743
Interest on available-for-sale securities		544,483		756,539
Interest on held-to-maturity securities		360,569		1,242,809
Interest on loans		9,862,381		10,647,859
Other interest income		120,980		122,955

		11,190,499		13,084,902

Interest expenses
Interest on deposits		4,044,051		4,386,806
Interest on borrowings		330,690		591,830
Interest on debentures		1,116,557		1,436,234
Other interest expenses		48,562		60,891

		5,539,860		6,475,761

Net interest income		5,650,639		6,609,141
Provision for loan losses		3,064,528		2,028,696

Net interest income after provision for loan losses		2,586,111		4,580,445

Non-interest income
Fees & commission income		2,651,130		2,566,553
Dividends on trading securities		3,378		79,121
Dividends on available-for-sale securities		6,883		5,986
Gain on foreign currency transactions		245,694		291,542
Gain on derivatives transactions		4,060,338		1,134,624
Insurance income		58,385		—
Others		2,976,927		857,192

		10,002,735		4,935,018

Non-interest expenses
Fees and commission expenses		442,349		717,604
General and administrative expenses		2,844,108		3,027,164
Loss on foreign currency transactions		294,135		195,212
Loss on derivatives transactions		3,991,366		1,089,971
Insurance expense		43,672		—
Others		2,930,558		1,564,883

		10,546,188		6,594,834

Operating income		2,042,658		2,920,629
Non-operating expenses, net		(1,150,689)		(4,180,551)

Net (loss) income before income tax expense		891,969		(1,259,922)
Income tax (benefit) expense		338,105		(417,666)

Net (loss) income before consolidation adjustment		553,864		(842,256)
Minority interest in (earnings)losses of consolidated subsidiaries		(3,132)		(76,502)

Net (loss) income	(Won)	550,732	(Won)	(918,758)

Basic (loss) earnings per share (In Korean Won)	(Won)	1,797	(Won)	(2,818)

Diluted (loss) earnings per share (In Korean Won)	(Won)	1,797	(Won)	(2,818)

The accompanying notes are an integral part of these consolidated financial statements.

2